UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

☒ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of Issuer:

Green Energy Estate Fund LLC

Legal Status of Issuer:

Form:
Limited Liability Company

Jurisdiction of Incorporation/Organization:
Delaware

Date of Organization:

July 2, 2025

Physical Address of Issuer:

1008 W. Avenue M-14, Suite A#13, Palmdale, CA 93550

Website of Issuer: www.greenenergyestatefund.com

Is there a co-issuer? ☐ Yes ☒ No

Name of intermediary through which the offering will be conducted:

Andes Capital Group, LLC

CIK number of intermediary:

0001348811

SEC file number of intermediary:

8-67202

CRD number, if applicable, of intermediary:

139212

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the Offering, the Issuer shall pay a fee of three percent (3.0%) of the amount raised in the Offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will not receive compensation in the form of securities.

Type of Security Offered:

Common Equity Units and Preferred Hybrid Equity Units

Target number of securities to be offered:

10 Common Equity Units
40 Preferred Hybrid Equity Units

Target offering amount:

$50,000

Minimum Investment Amount:

$1,000 minimum investment amount per Investor

Oversubscriptions accepted: ☒ Yes   ☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis   ☐ First-come, first-served basis   ☒ Other – provide a description:

At the discretion of the Issuer or Intermediary.

Maximum offering amount (if different from target offering amount):

$1,235,000

Maximum number of securities to be offered:

1,000 Common Equity Units
235 Preferred Hybrid Equity Unit

Deadline to reach the offering amount:

February 18, 2027

Disbursement from Escrow: Once per Month or on a schedule as agreed upon between the Broker Dealer Intermediary and Issuer.

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Re-Confirmation of Subscription Process:

After the Target Offering amount is met and the Offering has been active for 21 days, the Company may choose to close the Offering to access the funds held in escrow (the "**Escrow Close**") from subscribed Investors. Each time the Company may access invested funds held in the Escrow Account, all new Investors who have subscribed since the prior Escrow Close will be notified by the Intermediary that subscribed Investors will have until 48 hours prior to the next scheduled Escrow Close to cancel or reconfirm their investment. Investors will only be asked once to reconfirm or cancel their investment subscription.

Current number of employees: 2
Current number of executives: 1

	Most recent fiscal year (2025)
Total Assets	$278.87
Cash & Cash Equivalents	$278.87
Accounts Receivable	$0
Short-term Debt	$0
Long-term Debt	$0
Revenues/Sales	$0
Cost of Goods Sold	$0
Taxes Paid	$0
Net Income	$278.87

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

GREEN ENERGY ESTATE FUND LLC

By

Cornelius Rogers
_____

Cornelius Rogers
Founder and Managing Partner

February 12, 2026
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Cornelius Rogers
_____

Cornelius Rogers
Founder and Managing Partner

February 12, 2026
(Date)

TABLE OF CONTENTS

February 19, 2026

GREEN ENERGY ESTATE FUND LLC

FORM C

Up to $1,235,000 of Common Equity Units
and Preferred Hybrid Equity Units

$1,000 per Common Equity Unit
$1,000 per Preferred Hybrid Equity Unit



Green Energy Estate Fund LLC ("**Green Energy Estate**," the "**Company**," the "**Fund**," "**we**," "**us**," or "**our**"), is offering a minimum amount of fifty thousand U.S. dollars ($50,000 (the "**Target Offering Amount**")) and up to a maximum amount of one million two hundred thirty-five thousand U.S. dollars ($1,235,000 (the "**Maximum Offering Amount**")) of Common Equity Units and Preferred Hybrid Equity Units (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by February 18, 2027 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "Investors" or "you". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "The Offering and the Securities". In order to purchase the Securities, you must complete the purchase process through our intermediary, Andes Capital Group, LLC. (the "**Intermediary**" or "**Andes**"). All committed funds will be held in escrow with Encore Bank ("**Encore**" or the "**Escrow Facilitator**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments will be represented by an issuance of Common Equity Units and Preferred Hybrid Equity Units, as further described below. Securities sold in this Offering will be deposited into an escrow account maintained by the Escrow Facilitator and will reflect each Investors' beneficial interest in the Common Equity Units and Preferred Hybrid Equity Units. Investment subscriptions may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment subscription and may cancel or rescind our offer to sell the Securities at any time for any reason.

LEGEND

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC" or the "Commission") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

THE COMPANY

1.   Name of issuer: **GREEN ENERGY ESTATE FUND LLC**

ELIGIBILITY

2.   **GREEN ENERGY ESTATE FUND LLC** certifies that all of the following statements are true:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The issuer has made use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206 (see "*Exhibit E: 'Testing the Water' Materials"*).

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☒ No

BAD ACTOR DISCLOSURE

The Company is not subject to bad actor disqualifications under any relevant U.S. securities laws.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of The Company's fiscal year covered by the report.

Once posted, the annual report can be found on the following site: **greenenergyfundinvest.com**

1. The issuer must continue to comply with the ongoing reporting requirements until:
2. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
3. The Company has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
4. The Company has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
5. The Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
6. the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirement of Rule 202 of Regulation Crowdfunding.

OFFICERS OF THE COMPANY

The officers of the Company are listed below along with all positions and offices held and their principal occupation and employment responsibilities for the past three (3) years:

Name	Positions and Offices Held	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
Cornelius Rogers	Owner and Managing Member, Green Energy Estate Fund LLC	Portfolio asset investment management.	July 2, 2025- Present
	Chief Executive Officer, Smarter Marketing Solutions Inc.	Green energy consultant	February 2, 2026 - present
	Chief Executive Officer, LA Geothermal Energy Corp.	Green energy consultant	August 2, 2021 – Present

BIOGRAPHIES



Cornelius Rogers, Owner:

Cornelius Rogers brings over two decades of leadership experience in construction, energy consulting, and sustainable infrastructure development. As founder of multiple high-impact environmental ventures, he spearheaded multi-million dollar green-energy projects across California. Cornelius is recognized to deliver large-scale construction initiatives ahead of schedule and under budget, while embedding innovative sustainability into every phase of development.

His career includes operational leadership roles managing portfolios up to $300 million, designing cost-saving systems that have generated over $2 million in annual efficiencies, and securing major safety and quality milestones. With specialized expertise in geothermal systems, project optimization, and stakeholder engagement, He has taken various initiatives to increase his understanding about real estate and green energy. Cornelius drives Green Energy Estate's mission to deliver future-ready, high-performance communities.

ANTICIPATED BUSINESS PLAN

BUSINESS OVERVIEW
Green Energy Estate Fund LLC ("**Green Energy Estate**," the "**Company**," the "**Fund**," "**we**", "**our**", or "**us**") is a Delaware limited liability company formed to capitalize on strategic investment opportunities across the U.S. real estate market. The Company's investment mandate is intentionally broad and flexible, allowing us to acquire, develop, and manage a diverse portfolio of real estate assets with the goal of generating attractive risk-adjusted returns for our investors. Based in Palmdale, California, Green Energy Estate is primarily focused on the acquisition and development of 79 acres of land, with 74 acres zoned for residential use and 5 acres for commercial use (the "**Property**"). We aim to build a modern, master-planned community centered around green energy technologies and smart infrastructure. Plans include green-energy-based development of single-family homes, townhomes, gated communities, parks, and an outlet mall (the **"Project"**).

We want to innovate real estate development with latest green energy technology. Our goal is to create high quality, energy-efficient housing, which includes single-family homes and townhomes, alongside thoughtfully planned commercial space. These communities will feature sustainable design, modern infrastructure, and long-term livability.

The Fund is managed by Smarter Marketing Solutions Inc. (the "**Manager**") under the leadership of Cornelius Rogers and is structured to offer investors returns while contributing to a cleaner, more resilient housing market. Through careful planning and plans to partnership with industry leaders, Green Energy Estate Fund, LLC is poised to create a community that is economically sound, environmentally responsible, and socially impactful.

VISION
Our vision is to lead the transformation of real estate development by setting a new standard for environmentally responsible, community-focused living. We aspire to become a nationally recognized model for sustainable development, where innovation, impact, and investor value go hand in hand.

MISSION
Our mission is to develop sustainable, energy-efficient communities that address the growing demand for affordable, resilient housing. We want to achieve this by making the best use of green technology, thoughtful design, and responsible investment strategy.

LAND ACQUSITION
Green Energy Estate was formed to raise capital to acquire, and ultimately develop, the Property which includes about seventy-four acres zoned for residential development and five acres zoned for commercial use. The Project of the Company aims to build a master-planned, energy-efficient community integrating net-zero homes, smart infrastructure, and sustainable retail facilities, establishing itself as a leader in environmentally responsible housing development.

The Property consists of approximately 79 acres located on the southwest corner of Pearblossom Highway and 47th E Street in Palmdale, California. The Property is located in Los Angeles County and is part of the Antelope Valley

Plan. The Property is relatively flat in topography and has significant frontage to 47th St E as well as Pearblossom Hwy. The Property includes 5 acres of commercial land at the SW corner of Pearblossom Hwy & 47th St E. Adjacent to the Property's easterly border is property owned by Antelope Valley Union High School District with plans for future high school. To the south of the Property is vacant land, to the west there is an existing residential community, and to the north there is a vacant parcel as well as several medium density residential communities.

PROJECT DEVELOPMENT

Project development plans for Green Energy Estate include the transformation of raw acreage land into a fully entitled and build-ready site tailored for sustainable residential and commercial construction. Once acquired, the 79 acres zoned for residential and commercial use will undergo a comprehensive process that will include zoning compliance, environmental review under the California Environmental Quality Act (CEQA), subdivision mapping, and site grading. Zoning approval was completed in May 2025, and the CEQA environmental review November 2025. The tentative tract map was under technical review with a Planning Commission hearing on January 23, 2026 and the meeting was attended by a Company representative. Building and grading permits are anticipated by mid-2026, allowing construction to begin soon after, with first home deliveries expected in early to mid-2027.

Utility layouts, access roads, drainage systems, and other foundational infrastructure will also be designed to support the use of advanced renewable energy systems. This Project phase is meant to ensure that the land is properly configured to accommodate energy-efficient structures.

LOCATION

PALMDALE, CALIFORNIA

Palmdale is a city in northern Los Angeles County in the U.S. state of California. The city lies in the Antelope Valley region of Southern California. The San Gabriel Mountains separate Palmdale from the Los Angeles Basin to the south. On August 24, 1962, Palmdale became the first city in the Antelope Valley. Forty-seven years later, in November 2009, voters approved making it a charter city.

Palmdale was first inhabited by Native Americans. Populated by different cultures for an estimated 11,000 years, the Antelope Valley was a trade route for Native Americans traveling from Arizona and New Mexico to California's coast.

The most important industry for Palmdale is the aerospace industry. Other manufacturing companies have relocated to Palmdale seeking more affordable land, proximity to Palmdale Airport, and special tax breaks.

The special tax breaks granted for companies that relocate to Palmdale is due to the city having the Antelope Valley Enterprise Zone and the Palmdale Federal Foreign Trade Zone. These are special zoning areas within the city that are given various state and federal tax breaks and municipal grant incentives to relocate their business there.

LOS ANGELES COUNTY, CALIFORNIA

Los Angeles County, one of California's original 27 counties, was established on Feb. 18, 1850. It is one of the nation's largest counties with 4,084 square miles, and has the largest population of any county in the nation - nearly 10 million residents who account for approximately 27 percent of California's population. As a subdivision of the state, the County is charged with providing numerous services that affect the lives of all residents, including law enforcement, tax collection, public health protection, public social services, elections and flood control. It has the 2nd largest economy in the world, with a nominal GDP of more than $1.0 trillion.

Los Angeles County borders 70 miles (110 km) of coast on the Pacific Ocean and encompasses mountain ranges, valleys, forests, islands, lakes, rivers, and desert. The Los Angeles River, Rio Hondo, the San Gabriel River and the Santa Clara River flow in Los Angeles County, while the primary mountain ranges are the Santa Monica Mountains and the San Gabriel Mountains. The western extent of the Mojave Desert begins in the Antelope Valley, in the northeastern part of the county. Los Angeles County includes San Clemente Island and Santa Catalina Island, which are part of the Channel Islands archipelago off the Pacific Coast.

The county's most visited park is Griffith Park, owned by the city of Los Angeles. The county is also known for the annual Rose Parade in Pasadena, the annual Los Angeles County Fair in Pomona, the Los Angeles County Museum of Art, the Los Angeles Zoo, the Natural History Museum of Los Angeles County, the La Brea Tar Pits, the Arboretum of Los Angeles, and two horse racetracks and two car racetracks (Pomona Raceway and Irwindale Speedway), also the RMS Queen Mary located in Long Beach, and the Long Beach Grand Prix, and miles of beaches—from Zuma to Cabrillo.

In the mountain, canyon, and desert areas one may find Vasquez Rocks Natural Area Park, where many old Westerns were filmed. Mount Wilson Observatory in the San Gabriel Mountains is open for the public to view astronomical stars from its telescope, now computer-assisted. Many county residents find relaxation in water skiing and swimming at Castaic Lake Recreation Area – the county's largest park by area – as well as enjoying natural surroundings and starry nights at Saddleback Butte State Park in the eastern Antelope Valley – California State Parks' largest in area within the county. The California Poppy Reserve is located in the western Antelope Valley and shows off the State's flower in great quantity on its rolling hills every spring.

INDUSTRY TRENDS[1]

NAHB supports voluntary sustainable, high-performance new home construction and remodeling and provides resources and tools for its members that build sustainable home and communities.

Specifically, NAHB actively raises awareness for viable, credible, market-driven and voluntary green building initiatives at the federal level in both the legislative and regulatory arenas. It also assists state and local home building associations with advocacy efforts upon request.

In all of these endeavors, NAHB emphasizes that sustainable and high performance building must be voluntary. In particular, NAHB supports the recognition and use of the cost-effective, consensus-based ICC 700 2020 National

---

[1] *Source: https://www.nahb.org/advocacy/industry-issues/sustainability-and-green-building/sustainability-and-green-building-overview*

Green Building Standard (NGBS). The NGBS was developed by government, environmental and industry experts with a broad range of expertise and is the only residential green building rating system approved by the American National Standards Institute (ANSI) as an American National Standard.

Core Principles of Green Construction
Green buildings incorporate strategies in design and construction that improve energy, water and resource efficiency, indoor environmental quality, and minimize environmental impacts on the site; and/or are certified by a third party to the National Green Building Standard, LEED for Homes, or any other green rating system or high performance standard. It is a practical response to a wide range of issues affecting all consumers: rising energy costs, the need to improve air quality, ensure clean water, minimize water usage and reduce overall impacts on the environment.

Green construction means:
- Energy-efficiency improvements, such as high levels of insulation, efficient HVAC systems, high-performance windows and energy-efficient appliances or lighting
- Water conservation measures, such as water-efficient appliances, water-conserving fixtures, filtration systems, and water-efficient or low-maintenance landscaping
- Resource conservation techniques, such as using high-performance engineered wood, wood alternatives, allergen-free materials, recycled building materials, sustainably harvested lumber and more durable products
- Indoor environmental quality considerations, such as effective HVAC equipment, use of formaldehyde-free finishes, and products with minimum off-gassing or low volatile organic compounds
- Site design techniques, like minimizing disruption and preserving open space
- Homeowner education through orientations and manuals or operating guides

Most home builders already incorporate green building elements into their practices.

Impact of Green Construction on Sustainability Valuation of Green Energy Estate Fund LLC
Sustainability and high performance building are important to the home building industry, consumers and the nation because it promotes lower total ownership costs through utility savings and increased durability as well as an improved indoor living environment. It also encourages environmental awareness and stewardship and more efficient use of increasingly scarce resources and helps to conserve them for future generations.

Voluntary, above-code green programs provide builders and consumers with the flexibility that they need to construct homes that are sustainable, high performing, affordable, cost-effective and appropriate to the home's geographic location.

High-performance building can also help to address natural disasters and their effects on the entire housing stock while reducing the costs associated with natural disasters. Resilient building techniques produce buildings, landscapes and communities designed to better withstand disasters and long-term shifts resulting from climate change.

The benefits of resilient residential design strategies include minimizing risks from natural occurrences (such as hurricanes, floods, earthquakes, fires and tornados). Evidence suggests homes and multifamily buildings constructed to modern building codes — defined as any edition of the *International Residential Code®* or *International Building Code®* — experience limited to no structural damage in hurricanes, earthquakes, floods and blizzards. Most damage occurs to roofing, siding and interior contents

However, owners and tenants are often unwilling to pay for the higher construction costs often incurred to build green or increase a home's resiliency unless it is reflected in lower insurance rates, more favorable mortgage terms, tax credits for resilient construction, or other incentives.

Green Construction and Its Role in Reducing Carbon Emissions

Approximately 13% of greenhouse gas emissions come directly from buildings because of heating, cooling and cooking needs, so even small improvements can have a notable environmental impact. Here are a few green construction options to reduce the energy usage and carbon footprint in both new and existing homes:

1. Conduct a free home energy assessment. An energy audit completed by a professional is a great first step to help benchmark where a home stands in terms of energy efficiency, and will give you a better sense of actions to take to help improve the home's energy performance.
2. Use LED lights. Replacing existing lights with LEDs and putting lights on a timer could save hundreds of dollars in energy costs.
3. Weatherize the home. Seal any noticeable cracks, particularly around leaky doors and windows. Caulking these areas and weatherstripping can help air-seal troublesome spots. Low- or moderate-income customers may be eligible for the Weatherization Assistance Program to help offset costs.
4. Add insulation. Adding insulation to the attic, basement and walls helps keep heat inside the house and makes it more comfortable.
5. Improve windows. Even if an upgrade isn't a possibility, less expensive options such as caulking, weatherstripping and adding thicker window coverings can help control temperatures inside the home.
6. Install a programmable thermostat. Check with the local utility provider to see if it provides free or discounted programmable thermostats that will adjust the temperature automatically.
7. Check water heater settings. Lowering the temperature can reduce energy use.

Incorporating energy-saving actions in everyday routines, such as unplugging devices when not in use to avoid draining electricity and adjusting thermostats to match schedules and take advantage of natural heat in the home, can make an environmental impact as well.

According to the latest edition of NAHB's What Home Buyers Really Want, consumer interest for green building practices also extends to smart home technology that can decrease the environmental impact of the home, reduce energy usage and improve the indoor air quality. Such technologies include programmable thermostats, multizone HVAC systems and energy management systems.

Utilizing Eco-Friendly Building Materials

According to the latest Green SmartMarket Brief — produced in collaboration with Dodge Data & Analytics — nearly all (96%) of home builders and remodelers actively improve home building performance through at least one of the following general approaches: energy, water and materials resource efficiency, healthier indoor living environments, resiliency, green site/lot development, and providing operation and maintenance manuals for green features.

MANAGEMENT

The Company is managed by Smarter Marketing Solutions Inc. (the "**Manager**"). We may also employ, directly or indirectly, via contract or otherwise, the services of any or all of the following in order to achieve our objectives: planners, designers, engineers, architects, surveyors, analysts, bankers, contractors, sub-contractors, insurers, advisors, realtors, appraisers, escrow agents, accountants, attorneys, risk managers, economists, statisticians, technicians, property managers, consultants, etc., some or all of whom may be affiliates. (See "**Conflicts of Interest**"). The duties and responsibilities of property management may be delegated to third-party contractors who may or may not be Affiliates. We expect that will receive material compensation from the Company for providing property maintenance and management services, albeit at rates comparable to amounts that would be charged by unaffiliated third-party property management service providers in the local or regional area. Such persons will assist our Manager in identifying analyzing, timing, structuring and constructing our intended investment in the Property, advising on and implementing exit alternatives, etc.

COMPETITION

	NextEra Energy	Green Mountain Energy	Clearway Energy
Core Offering	Wind and solar energy generation, battery storage solutions, net zero emissions target by 2045.	100% renewable electricity, primarily wind and solar; Sun Club initiative that funds community renewable energy projects.	Wind and solar energy generation; committed to increasing renewable capacity to 30 GW.
Strength	Largest global producer of wind and solar energy; major investments in renewable infrastructure; leader in battery storage technology.	One of the longest-standing renewable energy providers in the US; pioneer in renewable energy for consumers; focus on sustainability.	Large portfolio of renewable energy projects with a target of expanding to 30 GW; strong focus on carbon offsetting.
Weaknesses	Reliant on large-scale renewable infrastructure and battery storage, which can be costly to maintain and scale; focus on the US market.	Limited to renewable energy supply in specific states; reliance on consumers choosing 100% renewable energy.	Relatively smaller compared to industry giants like NextEra; still in the process of scaling renewable capacity.
How **Green Energy Estate** Stands Out	Green Energy Estate focuses on self-sustaining, energy-	Unlike Green Mountain Energy, which primarily supplies renewable	Green Energy Estate distinguishes itself by focusing on not just

	efficient homes with integrated renewable technologies. The approach aims to provide residential and commercial properties that are not just green but cost-efficient in the long run.	energy, Green Energy Estate develops energy-efficient real estate, providing a tangible, lasting impact on carbon reduction.	energy generation but also on sustainable, energy-efficient housing solutions that offer long-term operational efficiency.

EXIT STRATEGY

The Company's investment strategy contemplates long-term ownership and active management of a diversified portfolio of real estate assets across various U.S. markets. However, the Manager may, at its discretion, pursue a range of potential exit strategies depending on market conditions, investor objectives, and asset-level performance. These may include, but are not limited to, the sale of one or more assets to third-party buyers, refinancing or recapitalization of select holdings, a Company-sponsored repurchase of Units, or continued ownership of cash-flowing assets to generate stable income and long-term appreciation. The Company may also pursue entitlement, repositioning, or development initiatives with the goal of enhancing asset value prior to exit. Ultimately, the decision to hold, sell, refinance, or otherwise monetize assets will be guided by the Manager's fiduciary duty to act in the best economic interests of the Company and its Investing Members.

RISK FACTORS

An investment in our Common Equity Units and Preferred Hybrid Equity Units involves risks. In addition to other information contained elsewhere in this Form C, you should carefully consider the following risks before acquiring our Common Equity Units and Preferred Hybrid Equity Units offered by this Form C. The occurrence of any of the following risks could materially and adversely affect the business, prospects, financial condition or results of operations of our Company, the ability of our Company to make cash distributions to the holders of Common Equity Units and Preferred Hybrid Equity Units and the market price of our Common Equity Units and Preferred Hybrid Equity Units, which could cause you to lose all or some of your investment in our Common Equity Units and Preferred Hybrid Equity Units. Some statements in this Form C, including statements in the following risk factors, constitute forward-looking statements. See "**Forward-Looking Statements Disclosure**" below.

Risks Related to the Company's Business and Industry

We have limited operating history, which makes our future performance difficult to predict.
We have limited operating history. You should consider an investment in our Common Equity Units and Preferred Hybrid Equity Units in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a

material adverse effect on us and our Investors. There can be no assurance that we will achieve our investment objectives.

We will assume all of the general risks of associated with real estate ownership

We will be subject to the risks generally incident to the ownership of real property, including, without limitation, the following: uncertainty of cash flow to meet fixed obligations; adverse changes in general or local economic conditions; excessive building resulting in an over-supply; relative appeal of particular types of properties to tenants, lenders and investors; reduction in the cost of operating competing properties; decrease in employment, reducing the demand for properties in the area; the possible need for unanticipated renovations; adverse changes in interest rates and availability of mortgage funds; changes in real estate tax rates and other operating expenses; changes in governmental rules and fiscal policies, acts of God, including earthquakes, which may cause uninsured losses; the financial condition of tenants of the Property; environmental risks; condemnation of the Property and other factors which are beyond our control and that of our Manager.

Eventual liquidation or dissolution of the Company may be delayed until all loans have been repaid or sold. Decreases in actual rental income from expected amounts, or increases in operating expenses by the Property, among other factors, could result in our inability to meet all our cash obligations. Any decrease in distributions attributable to rental income received by the Company may reduce, and possibly eliminate, the amount of cash available for distribution to the Members, since operating expenses, such as property taxes, utility costs, maintenance, and insurance are unlikely to decrease significantly, and other expenses such as advertising and promotion may increase. If the income from the Property is not sufficient to meet operating expenses or debt service, we may have to dispose of the Property on disadvantageous terms in order to raise needed funds.

We may face renovation and construction risks

We may engage in renovation and/or construction activities related to the Property. Our ability to achieve our plans will depend upon a variety of factors, many of which are beyond our control. There can be no assurance that we will not suffer delays, which could slow our growth and/or adversely affect your interests. Our plans for the Property will involve a number of risks, including the possibility that we may experience delays in obtaining, necessary zoning, land use, building, occupancy, licensing and other required governmental permits and authorizations.

We may also incur construction costs that exceed original estimates, may not complete construction projects on schedule and may experience competition in the search for suitable development sites. We will rely on third-party general contractors. There can be no assurance that we will not experience difficulties in working with general contractors and subcontractors, which could result in increased construction costs and delays.

Further, real estate management or development is subject to a number of contingencies over which we will have little control and that may adversely affect project cost and completion time, including shortages of, or the inability to obtain, labor or materials, the inability of the general contractor or subcontractors to perform under their contracts, strikes, adverse weather conditions and changes in applicable laws or regulations or in the method of applying such laws and regulations. Accordingly, if we are unable to achieve our development plans, our business, financial condition and results of operations could be adversely affected.

We may require additional financing

To achieve our objectives, we may need to obtain sufficient financial resources to fund our investment activities. We currently estimate that the net proceeds from our Offering, if all the Units offered hereby are subscribed, will be sufficient to fund our acquisition of the Property utilizing debt financing. However, we may from time to time seek additional funding through public or private financing sources, including equity or debt financing. If additional funds are raised by issuing equity securities, our Members may experience dilution. There can be no assurance that adequate funding will be available as needed or on terms acceptable to us. A lack of funds may require us to delay or eliminate our plans related to the Property. See "**Use of Proceeds**".

The Property may utilize leverage and as such, is exposed to the adverse consequences of indebtedness

The Property may be subject to a mortgage and as such, the cash flow of the Property may be subject to debt service and related payments and consequently subject to risks normally associated with such leverage.

The consequences of such leverage may include, but are not limited to, compliance with financial covenants and other restrictions that:

- Require the Property to continue meeting certain financial tests and maintain certain escrows of funds;
- Limit, among other things, the Property's ability to borrow additional funds, dispose of assets and engage in other business operations.

We may be at risk of rising interest rates

The mortgage on the Property may bear interest at floating rates. In addition, any future indebtedness that may be incurred in the future may also bear interest at a floating rate. Therefore, increases in prevailing interest rates could increase our interest payment obligations and could have an adverse effect on our business, financial condition and results of operations.

We may suffer the consequences of default and foreclosure

There can be no assurance that the Property will generate sufficient cash flow from operations to cover required interest, principal and any operating lease payments. Any payment or other default could cause a lender to foreclose on the Property which secures such indebtedness or, in the case of an operating lease, could terminate the lease, with a consequent loss of income and asset value to us. In certain cases, indebtedness may also be secured by a pledge of our interests in the Property. In the event of a default with respect to any such indebtedness, a lender could avoid the judicial procedures required to foreclose on real property by foreclosing on the pledge instead, thus accelerating the lender's acquisition of the Property. Further, because of possible cross-default and cross-collateralization provisions that may arise in our mortgages, our default on any of the Property's payment obligations could cause us to lose the Property in its entirety and, consequently, cause you to lose your entire investment in the Units offered hereby.

We will face significant competition

The housing industry is highly competitive and will likely become even more competitive in the future. We will be competing with numerous other companies providing similar housing options. In general, regulatory and other barriers to competitive entry in the housing industry are not substantial. In pursuing our objectives, we expect to face competition in our efforts to attract homeowners in the single family and retain tenants in the multi-family housing industry. Some of our present and potential competitors are significantly larger and have, or may obtain, greater financial resources than we have access to. Consequently, there can be no assurance that we will not encounter increased competition that could limit our ability to attract homeowners and residents and that could have a material adverse effect on our business, financial condition and results of operations. Moreover, our expected renovation of the Property may outpace demand for such a property in our selected local market. Due to competition, our market may become saturated. An oversupply of similar facilities could cause us to experience decreased occupancy, depressed margins and lower operating results.

We may experience difficulties managing operations
The Property will place significant demands on the management resources of the Manager of the Property. Their ability to manage effectively will require them to continue to expand their operational, financial and management information systems and to continue to attract, train, motivate, manage and retain key employees. If they are unable to manage the Property effectively, our business, financial condition and results of operations could be adversely affected.

We will be dependent upon our management and skilled personnel
We will depend upon the services of the Company's Manager or its affiliates (See "**Officers of the Company**"). The loss of the services of any such persons could have a material adverse effect on our business, financial condition and results of operations. We also will depend upon their ability to attract and retain management personnel who will be responsible for the day-to-day operations of the Company. If they are unable to hire qualified management personnel to operate the Company, the Property, our business, financial condition and results of operations could be adversely affected.

We will be challenged with staffing and labor cost issues
We expect to compete with various housing providers in attracting and retaining qualified or skilled personnel. A shortage of managers or other trained personnel or general inflationary pressures may require us to enhance our wage and benefits packages to compete effectively for personnel. The general and administrative expenses (which will consist primarily of staffing and labor expenses, including hiring additional staff and increasing the salary and benefits of existing staff) can be expected to increase over time as a percentage of operating revenue. There can be no assurance that labor costs will not continue to increase as a percentage of operating revenue. Any significant failure to attract and retain qualified employees, to control labor costs or to match increases in labor expenses with corresponding increases in revenues could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to government oversight, regulation and changes in legislation
The Property may be subject to regulation and licensing by state and local agencies and other regulatory authorities. We expect the Property to be subject to state or local building code, fire code, or certification requirements. The Property may be subject to periodic survey or inspection by governmental authorities. From time to time in the ordinary course of business, the Property may receive deficiency reports. We expect to review such reports and shall seek to take appropriate corrective action. Although most inspection deficiencies are resolved through a plan of correction, the reviewing agency typically is authorized to take action against a licensed property where deficiencies are noted in the inspection process. Such action may include imposition of fines, imposition of a

provisional or conditional license or suspension or revocation of a license or other sanctions. Any failure to comply with applicable requirements could have a material and adverse effect on the Property and therefore our business, financial condition and results of operations.

Regulation of the housing industry is evolving and our operations could also be adversely affected by, among other things, future regulatory developments. Increased regulatory requirements could increase costs of compliance with such requirements.

Our use of proceeds is discretionary and may materially vary from the estimates provided in this Memorandum
We expect to use the net proceeds from this offering to fund the acquisition of the Property described this Memorandum. Our management will retain broad discretion in allocating the net proceeds of this Offering. See "**Use of Proceeds**" and "**Management Compensation**".

We will be subject to environmental laws and related risks
Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be held liable for the cost of removal or remediation of certain hazardous or toxic substances, including, without limitation, asbestos-containing materials which could be located on, in or under such property. Such laws and regulations often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. The costs of any required remediation or removal of these substances could be substantial and the liability of an owner or operator as to any property is generally not limited under such laws and regulations and could exceed the Property's value and the aggregate assets of the owner or operator. The presence of these substances or failure to remediate such substances properly may also adversely affect the owner's ability to sell or rent the Property, or to borrow using the Property as collateral. Under these laws and regulations, an owner, operator or an entity that arranges for the disposal of hazardous or toxic substances, such as asbestos-containing materials, at a disposal site may also be liable for the costs of any required remediation or removal of the hazardous or toxic substances at the disposal site.

In connection with our ownership or operation of the Property, we could be liable for these costs, as well as certain other costs, including governmental fines and injuries to persons or properties. As a result, the presence, with or without our knowledge, of hazardous or toxic substances at the Property could have an adverse effect on our business, financial condition and results of operations. An environmental audit, if performed on the Property, may not reveal any significant environmental liability that management believes would have a material adverse effect on our business, financial condition or results of operations. No assurance can be given that an environmental audit of the Property will reveal all environmental liabilities.

We will face lawsuits and liability risks
Our business entails an inherent risk of liability. In recent years, participants in the single family and multi-family housing industry have become subject to an increasing number of lawsuits alleging negligence or related legal theories, many of which involve large claims and significant legal costs. We will likely, from time to time, become subject to such suits as a result of the nature of our business. We expect to maintain insurance policies in amounts and with such coverage and deductibles as we believe are adequate, based on the nature and risks of our business,

historical data and industry standards. However, we may not be able to obtain or maintain adequate levels of insurance.

There can be no assurance that claims will not arise which are in excess of our insurance coverage or are not covered by our insurance coverage. A successful claim against us not covered by, or in excess of, our insurance could have a material adverse effect on our financial condition and results of operations. Claims against us or the Property, regardless of their merit or eventual outcome, may also have a material adverse effect on the ability to attract residents or continue our business and would require management to devote time to matters unrelated to the operation of the business. In addition, the Property's insurance policies are subject to renewal annually and there can be no assurance that the Property will be able to continue to obtain liability insurance coverage in the future or, if available, that such coverage will be available on acceptable terms.

We shall be under the control of our Manager
All of the Units of Class M Investing Membership Interest (voting equity) in the Company is owned by Smarter Marketing Solutions Inc., a Delaware corporation (the "**Manager**") which, in turn, is owned and/or controlled by and between our key personnel and/or their affiliates (See "**Officers of the Company**"). As a result, such persons will have significant influence over all matters requiring approval concerning our business. Aside from limited consent rights, the Investing Members will have no control over the affairs of the Company.

You may have limited recourse against our Manager
Our Manager is accountable to the Investing Members as a fiduciary, and is required to exercise good faith in handling the affairs of the Company. However, the Operating Agreement provides our Manager, including all other managers or officers, shall not be liable to the Company or Investing Members for any loss or liability incurred in connection with the affairs of the Company, so long as such loss or liability did not result from willful misconduct or gross negligence, and also provides that certain losses that our Manager may incur shall be paid from Company assets. Therefore, an Investing Member may have a more limited right of action against our Manager than they would have had absent these provisions in the Operating Agreement.

Our Manager and our Key Personnel have conflicts of interest
There are conflicts of interest inherent in the activities of the Company. For example, our Manager, who holds one hundred percent (100%) of the Company's voting Class M Units pursuant to our Operating Agreement, shall receive twenty percent (20%) of the Company's revenue, capital, or other disposition of assets in excess of the Preferred Hybrid Equity Hurdle Rate. See "**Management Compensation**".

Our Manager, affiliates and/or Key Personnel intend to manage other housing property acquisition or development LLCs or partnerships and plan to own and operate other single family and multi-family housing properties on its own behalf and on behalf of others. Also, although we do not currently anticipate problems, any additional responsibilities taken on by our Manager, affiliates and/or Key Personnel may cause them to devote less time to the business of the Company and the Property than may be necessary for optimal performance. For example, we anticipate that day-to-day management of the Property may be managed by Smarter Marketing Solutions Inc., a Delaware corporation, which is to be owned and/or and controlled by Cornelius Rogers and/or his affiliates. The duties and responsibilities of property management may also be delegated to third-party contractors who may or may not be affiliates. We expect that the property manager will receive material compensation from the Company for providing property maintenance and management services, albeit at rates comparable to amounts that would be charged by unaffiliated third-party property management service providers in the local or regional area. In addition, our Manager may hold Units in the Company as an Investing Member.

Certain services to be provided to the Company, such as legal, accounting, marketing, operations, maintenance, project origination and technical or consulting services, may be performed by our affiliates or related parties under common control. We will strive to ensure that such services will be performed at rates believed to be comparable to rates charged by other independent non-affiliated companies for similar services. However, there is the possibility that our affiliates or related parties may realize a profit even though you do not realize a profit on your investment.

Conflicts of interest for the individual members of our management team and others associated with the Company by way of contract may also arise. For example, one or more other investors may acquire partial or fractional tenancy-in-common ownership (less than 100%) in the same Property and may, as a result, enter into a tenancy-in common management agreement with our Manager on terms similar to those set forth in our Operating Agreement as described in this Memorandum. Such individuals, either directly or indirectly, may provide services to other single family and multi-family housing properties or projects and may engage in real estate acquisition and development for their own account and the account of others. All of these activities may result in conflicts of interest.

You should seek out independent legal advice
Neither we nor our attorneys intend to give you any legal advice or counsel whatsoever. We strongly recommend you consult with your legal advisors regarding the inherit risks of the Company before investing.

We will not be diversified
Since our primary asset will be the Property, the benefits of diversification over a broad range of properties will not be realized.

There is no liquid market for our Units
You must assume the risks of purchasing an illiquid asset. Transferability of the Units is limited and there is no guarantee of any market for the Units. Consequently, you should not expect to be able to readily liquidate your Units.

Revenue distributions may not be possible due to unavoidable delays
There are a number of factors that could cause a delay in the beginning or continuance of revenue distributions to you, including, but not limited to, title defects, construction or renovation delays, delays in closing, problems getting the Property operational, staffing or labor issues, demand for the Property by residents, the overall single and multi-family housing market, acceptable price considerations, debt service, regulatory or environmental concerns, etc.

The amount and frequency of distributions will depend primarily on the net cash receipts from the operations of the Property after accounting for the costs of operations.

It is our intention to make distributions on a monthly basis as cash is available based on the sole judgment of the Manager. However, can be no absolute guarantee or assurances of regular distributions due to market conditions or the occurrence of other adverse factors affecting the Company, the Property, etc.

We are a relatively young business enterprise lacking a materially lengthy operating history
Although the principals of our Manager have a degree of experience in real estate matters, we lack a materially lengthy operating history as a limited liability company. As a result, we are subject to all the risks and uncertainties characteristic of a young business enterprise, including the substantial problems, expenses and other difficulties typically encountered in the course of establishing a business, organizing operations and procedures, and engaging and training new personnel. The likelihood of our success must be considered in light of these and other potential problems, expenses, complications, and delays.

This offering is not registered under securities laws
This offering has not been registered under the U.S. Securities Act of 1933, as amended, nor registered under the securities laws of any state or other foreign jurisdiction. We do not intend to register this offering at any time in the future. Thus, you will not enjoy any benefits that may have been derived from such a registration and corresponding review by regulatory officials. You or your representatives must make your own decision as to investing in the Company with the knowledge that regulatory officials have not commented on the adequacy of the disclosures contained in this memorandum or on the fairness of our offering. The lack of registration of the offering may also significantly restrict the transferability of the Units.

This offering may be integrated with other offerings
We anticipate our Manager will organize other limited liability companies, partnerships or ventures during its existence related to the development of new single and multi-family housing properties. Any two or more of such programs could be found by the SEC, a state securities regulatory agency, or any other party to constitute a single offering of securities, which finding could lead to a disallowance of exemptions from registration for the sale of Units in the Company. Such a finding could give rise to various legal actions brought by federal or state regulatory agencies, Investing Members, or others.

Estimated costs are not certain
Costs to be borne by us for the development of our intended single and multi-family housing Property cannot be ascertained with certainty. Estimates of such costs have not been determined by an independent process but are believed to be reasonable and consistent with such costs for similar single and multi-family housing properties.

Due to the competitive nature of the single and multi-family housing market and due to our dependence on the resources of the selected contractors or other independent contractors, there is no assurance that such services might be obtained at costs either higher or lower than those paid by the Property.

The Property may experience cost overruns. While we hope the Property's extra funds currently on hand would be sufficient to cover cost overruns that result from complications, there can be no assurance that such amounts, if any, will be sufficient to cover such costs. However, excessive costs of construction or operations due to complications may cause the Property to become commercially unproductive, necessitating its eventual sale.

We may be adversely impacted from the effects of the current and ongoing COVID-19 pandemic.

Major health epidemics, such as the current and ongoing outbreak caused by a coronavirus (COVID- 19), and other outbreaks or unforeseen or catastrophic events could disrupt and adversely affect our operations, financial condition, and business. The United States and other countries have experienced, and may experience in the future, major health epidemics related to viruses, other pathogens, and other unforeseen or catastrophic events, including natural disasters, extreme weather events, power loss, government lockdowns, acts of war, and terrorist attacks. For example, there was an outbreak of COVID-19, a novel virus, which has spread to the United States and other countries and declared a global pandemic. The global spread of COVID-19 has created significant volatility and uncertainty in financial markets.

There remains significant uncertainty relating to the potential impact of COVID-19 on our business. The extent to which COVID-19 impacts our current capital raise and our ability to obtain future financing, as well as our results of operations and financial condition, generally, will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken by governments and private businesses to contain COVID-19 or treat its impact.

We may assume risks associated with participating in joint ventures or other partnerships or as tenants-in-common

We expect to acquire partial or fractional tenancy-in-common ownership (less than 100%) in the intended Property in joint venture, joint tenancy, or in partnership relationship between ourselves (as either a general or limited partner or as a member of a LLC) and other real estate or multi-family housing companies or investors who may or may not be affiliated with the Company. For example, one or more other investors may acquire partial or fractional tenancy-in-common ownership (less than 100%) in the same Property and may, as a result, enter into a tenancy-in-common management agreement with our Manager on terms similar to those set forth in our Operating Agreement as described in this Memorandum. Such relationships may involve risks not otherwise present. These include risks associated with the possibility that our co-venturer(s) or partner(s) or tenants-in-common might become bankrupt, that such co-venturer(s) or partner(s) or tenants-in-common may at any time have economic or business interests or goals that are inconsistent with those of ours, or that such co-venturer(s) or partner(s) or tenants-in-common may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives. We may relinquish control of such a joint venture or partnership and the Company may receive a disproportionate share of profits from such a relationship. Actions by a co-venturer or partner might have the result of subjecting assets owned by the joint venture or partnership (which may include the Property) to liabilities in excess of those contemplated by the terms of the joint venture or partnership or might have other adverse consequences for us.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

The Company may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the Collective, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

The Company is subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against the Company, which may adversely impact the financial performance of the Company.

Our success will depend upon the development of real estate, and we may be unable to consummate acquisitions or dispositions on advantageous terms, the developed properties may not perform as we expect, or we may be unable to efficiently integrate our project into our existing operations.

We intend to acquire and sell real estate assets. The acquisition of real estate entails various risks, including the risks that our real estate assets may not perform as we expect, that we may be unable to quickly and efficiently integrate assets into our existing operations and that our cost estimates for the development and/or sale of a property may prove inaccurate.

Reliance On Management To Select and Develop Appropriate Properties.

The Company's ability to achieve its investment objectives is dependent upon the performance of the Management team in the quality and timeliness of the Company's acquisition of real estate properties. Investors in the Common Equity Units and Preferred Hybrid Equity Units offered will have no opportunity to evaluate the terms of transactions or other economic or financial data concerning the Company's investments. Investors in the Common Equity Units and Preferred Hybrid Equity Units must rely entirely on the management ability of and the oversight of the Company's principals.

Environmentally Hazardous Property:

Under various Federal, City and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require expenditures. Environmental laws provide for sanctions in the event of non-compliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. In connection with the acquisition and ownership of its properties, the Company may be potentially liable for such costs. The cost of defending against claims of liability, complying with environmental regulatory requirements or remediation any contaminated property could materially adversely affect the business, assets or results of operations of the Company.

Management's Discretion In The Future Disposition Of Properties:

The Company cannot predict with any certainty the various market conditions affecting real estate investments which will exist at any particular time in the future. Due to the uncertainty of market conditions which may affect the future disposition of the Company's properties, the Company cannot assure you that it will be able to sell its properties at a profit in the future. Accordingly, the timing of liquidation of the Company's real estate investments will be dependent upon fluctuating market conditions.

Real estate investments are not as liquid as other types of assets, which may reduce economic returns to investors:

Real estate investments are not as liquid as other types of investments, and this lack of liquidity may limit our ability to react promptly to changes in economic, financial, investment or other conditions. In addition, significant expenditures associated with real estate investments, such as mortgage payments, real estate taxes and maintenance costs, are generally not reduced when circumstances cause a reduction in income from the investments. Thus, our ability at any time to sell assets or contribute assets to property funds or other entities in which we have an ownership interest may be restricted. This lack of liquidity may limit our ability to vary our portfolio promptly in response to changes in economic financial, investment or other conditions and, as a result, could adversely affect our financial condition, results of operations, and cash flows.

We may be unable to sell a property if or when we decide to do so, including as a result of uncertain market conditions, which could adversely affect the return on an investment in our company:
Our ability to dispose of properties on advantageous terms depends on factors beyond our control, including competition from other sellers and the availability of attractive financing for potential buyers of the properties we acquire. We cannot predict the various market conditions affecting real estate investments which will exist at any particular time in the future. Due to the uncertainty of market conditions which may affect the future disposition of the properties we acquire, we cannot assure our Investors that we will be able to sell such properties at a profit in the future. Accordingly, the extent to which our Investors will receive cash distributions and realize potential appreciation on our real estate investments will be dependent upon fluctuating market conditions. Furthermore, we may be required to expend funds to correct defects or to make improvements before a property can be sold. We cannot assure our Investors that we will have funds available to correct such defects or to make such improvements. In acquiring a property, we may agree to restrictions that prohibit the sale of that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These provisions would restrict our ability to sell a property.

Illiquidity of real estate investments could significantly impede the Company's ability to respond to adverse changes in the performance of the portfolio investments and harm the company's financial condition:
Since real estate investments are relatively illiquid, the Company's ability to promptly sell developed assets in response to changing economic, financial and investment conditions may be limited. In particular, these risks could arise from weakness in or even the lack of an established market for a property, changes in the financial condition or prospects of prospective purchasers, changes in local, regional national or international economic conditions, and changes in laws, regulations or fiscal policies of jurisdictions in which the property is located. The Company may be unable to realize its investment objectives by sale, other disposition or refinance at attractive prices within any given period of time or may otherwise be unable to complete any exit strategy.

The terms of new or renewal leases may result in a reduction in income:
Should the Company lease its real estate properties, the terms of any such new or renewal leases may be less favorable to the Company than the previous lease terms. Certain significant expenditures that the Company, as a landlord, may be responsible for, such as mortgage payments, real estate taxes, utilities and maintenance costs generally are not reduced as a result of a reduction in rental revenues. If lease rates for new or renewal leases are substantially lower than those for the previous leases, Company's rental income might suffer a significant reduction that may Additionally, the Company may not be able to sell a property at the price, on the terms or within the time frame it may seek. Accordingly, the timing of liquidation of the Company and the extent to which Investors may receive payments and realize potential appreciation on the Company's real estate investments may be dependent upon fluctuating market conditions. The price the Company obtains from the sale of a property will depend upon various factors such as the property's operating history, demographic trends in the property's locale and available financing for, and the tax treatment of, real estate investments. The Company may not realize significant appreciation and may even incur losses on its properties and other investments. The recovery of any portion or all

of an Investor Member's investment and any potential return thereon will depend on the amount of net proceeds the Company is able to realize from a sale or other disposition of its properties.

Property the Company acquires may have liabilities or other problems:
The Company intends to perform appropriate due diligence for each property or other real estate related investment it acquires. The Company also will seek to obtain appropriate representations and indemnities from sellers in respect of such properties or other investments. The Company may, nevertheless, acquire properties or other investments that are subject to uninsured liabilities or that otherwise have problems. In some instances, the Company may have only limited or perhaps even no recourse for any such liabilities or other problems or, if the Company has received indemnification from a seller, the resources of such seller may not be adequate to fulfill its indemnity obligation. As a result, the Company could be required to resolve or cure any such liability or other problems, and such payment could have an adverse effect on the Company's cash flow available to meet other expenses or to make payments to Investors.

The Company's investments may be subject to risks from the use of borrowed funds:
The Company may acquire properties subject to existing financing or by borrowing funds. The Company may also incur or increase its indebtedness by obtaining loans secured by certain of its properties in order to use the proceeds for acquisition of additional properties. In general, for any particular property, the Company will expect that the property's cash flow will be sufficient to pay the cost of its mortgage indebtedness, in addition to the operating and related costs of the property. However, if there is insufficient cash flow from the property, the Company may be required to use funds from other sources to make the required debt service payments, which generally would reduce the amount available for distribution to Investors. The incurrence of mortgage indebtedness increases the risk of loss from the Company's investments since one or more defaults on mortgage loans secured by its properties could result in foreclosure of those mortgage loans by the lenders with a resulting loss of the Company's investment in the properties securing the loans. For tax purposes, a foreclosure of one of the Company's properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the indebtedness secured by the mortgage. If that outstanding balance exceeds the Company's tax basis in the property, the Company would recognize a taxable gain as a result of the foreclosure, but it would not receive any cash proceeds as a result of the transaction.

Mortgage loans or other financing arrangements with balloon payments in which all or a substantial portion of the original principal amount of the loan is due at maturity, may involve greater risk of loss than those financing arrangements in which the principal amount of the loan is amortized over its term. At the time a balloon payment is due, the Company may or may not be able to obtain alternative financing on favorable terms, or at all, to make the balloon payment or to sell the property in order to make the balloon payment out of the sale proceeds. If interest rates are higher when the Company obtains replacement financing for its existing loans, the cash flows from its properties, as well as the amounts the Company may be able to distribute to Investors, could be reduced. If interest rates are higher when the Company obtains replacement financing for its existing loans, the cash flows from its properties, as well as the amounts the Company may be able to distribute to Investors, could be reduced. In some instances, the Company may only be able to obtain recourse financing, in which case, in addition to the property or other investment securing the loan, the lender may also seek to recover against the Company's other assets for repayment of the debt. Accordingly, if the Company does not repay a recourse loan from the sale or refinancing of the property or other investment securing the loan, the lender may seek to obtain repayment from one or more of such other assets.

Uninsured losses relating to real property may adversely affect an investor member's return:
The Managing Member will attempt to assure that all of the Company's properties are comprehensively insured (including liability, fire, and extended coverage) in amounts sufficient to permit replacement in the event of a total loss, subject to applicable deductibles. However, to the extent of any such deductible and/or in the event that any of the Company's properties incurs a casualty loss which is not fully covered by insurance, the value of the Company's assets will be reduced by any such loss. Also, certain types of losses, generally of a catastrophic nature, resulting from, among other things, earthquakes, floods, hurricanes or terrorist acts may not be insurable or even if they are, such losses may not be insurable on terms commercially reasonable to the Company. Further, the Company may not have a sufficient external source of funding to repair or reconstruct a damaged property; there can be no assurance that any such source of funding will be available to the Company for such purposes in the future.

Competition for investments may increase costs and reduce returns:
The Company will experience competition for real property investments from individuals, corporations and bank and insurance company investment accounts, as well as other real estate limited partnerships, real estate investment funds, commercial developers, pension plans, other institutional and foreign investors and other entities engaged in real estate investment activities. The Company will compete against other potential purchasers of properties of high quality commercial properties leased to credit-worthy tenants and residential properties and, as a result of the weakened U.S. economy, there is greater competition for the properties of the type in which the Company will invest. Some of these competing entities may have greater financial and other resources allowing them to compete more effectively. This competition may result in the Company paying higher prices to acquire properties than it otherwise would, or the Company may be unable to acquire properties that it believes meet its investment objectives and are otherwise desirable investments.

In addition, the Company's properties may be located close to properties that are owned by other real estate investors and that compete with the Company for tenants. These competing properties may be better located and more suitable for desirable tenants than the Company's properties, resulting in a competitive advantage for these other properties. The Company may face similar competition from other properties that may be developed in the future. This competition may limit the Company's ability to lease space, increase its costs of securing tenants, limit its ability to charge rents and/or require it to make capital improvements it otherwise might not make to its properties. As a result, the Company may suffer reduced cash flow with a decrease in payments it may be able to make to Investors.

Environmental regulation and issues, certain of which the Company may have no control over, may adversely impact the Company's business:
Federal, state and local laws and regulations impose environmental controls, disclosure rules and zoning restrictions which directly impact the management, development, use, and/or sale of real estate. Such laws and regulations tend to discourage sales and leasing activities and mortgage lending with respect to some properties, and may therefore adversely affect the Company specifically, and the real estate industry in general. Failure by the Company to uncover and adequately protect against environmental issues in connection with a Portfolio Investment may subject the Company to liability as the buyer of such property or asset. Environmental laws and regulations impose liability

on current or previous real property owners or operators for the cost of investigating, cleaning up or removing contamination caused by hazardous or toxic substances at the property. The Company may be held liable for such costs as a subsequent owner and developer of such property. Liability can be imposed even if the original actions were legal and the Company had no knowledge of, or was not responsible for, the presence of the hazardous or toxic substances. The Company may also be held responsible for the entire payment of the liability if the Company is subject to joint and several liability and the other responsible parties are unable to pay. Further, the Company may be liable under common law to third parties for damages and injuries resulting from environmental contamination emanating from the site, including the presence of asbestos containing materials. Insurance for such matters may not be available.

The Company will be subject to risks related to the geographic location of the property it develops:
The Company intends to develop and sell real estate assets. If the commercial or residential real estate markets or general economic conditions in this geographic area decline, the Company may experience a greater rate of default by tenants on their leases with respect to properties in these areas and the value of the properties in these areas could decline. Any of these events could materially adversely affect the Company's business, financial condition or results of operations.

Competition May Decrease Revenues, Increase Costs and Decrease Rates of Return
The Company may experience competition from other developers of single family residential communities and industrial commercial properties and other sophisticated investors in those competing real-property developers and investors. Competition may increase the costs of land, labor and materials for Company investments and decrease the intended lease rates or the potential return on investment of real estate assets developed or owned by the Company. Further, competition for suitable real property, experienced labor and building materials may increase direct- and indirect-costs to the Company while engaged in developing, constructing, repairing or maintaining real property. Competition could result in a material adverse effect on the Company's operating results and financial condition.

Delays in Property Development, Construction or Operations
Delays the Company may encounter in the development of single family properties or any type of real property include government-related delay such as the permitting, inspection or certificate-of-occupancy processes; construction-related delays such as weather, adverse site conditions and material- or labor-supply disruptions; and finance-related delays such as extended due diligence processes, funding and closing procedures. Delays in initiating or completing any development or renovation project or the operations of a Company property could adversely affect the Company, which in turn would result in a material adverse effect on the Company's operating results and financial condition.

Company's Discretion in the Future Disposition or Company's Exit of Property
The Company cannot predict with any certainty the various market conditions affecting any Company real estate investments which will exist at any particular time in the future. Due to the uncertainty of market conditions which may affect the future disposition of the Company's property, the Company cannot assure the Investor that Company will be able to sell its property at a profit in the future. Accordingly, the timing of refinancing or liquidation of any

of the Company's real estate investments will be dependent upon fluctuating market conditions, which in turn could result in a material adverse effect on the Company's operating results and financial condition.

Risks Related to the Offering

There can be no guarantee that the Company will reach its funding target from potential Investors with respect to any Common Equity Units and Preferred Hybrid Equity Units or future proposed Common Equity Units and Preferred Hybrid Equity Units.

Due to the start-up nature of the Company, there can be no guarantee that the Company will reach its funding target from potential Investors with respect to Common Equity Units and Preferred Hybrid Equity Units or future proposed Common Equity Units and Preferred Hybrid Equity Units. In the event the Company does not reach a funding target, it may not be able to achieve its investment objectives.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. An investor may not have the opportunity, as part of their investment in the Offering, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Investors will not be entitled to any inspection or information rights other than those required by law.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no guarantee of a return on an Investor's investment.
There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Risks Related to the Securities

Risks Of Borrowing:
If the Company incurs indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of owners of Common Equity Units and Preferred Hybrid Equity Units of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Compliance With Securities Laws:
The Common Equity Units and Preferred Hybrid Equity Units are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable Delaware Securities Laws, and other

applicable state securities laws. If the sale of Common Equity Units and Preferred Hybrid Equity Units were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Common Equity Units and Preferred Hybrid Equity Units. If a number of purchasers were to obtain rescission, Green Energy Estate Fund LLC would face significant financial demands which could adversely affect Green Energy Estate Fund LLC as a whole, as well as any non-rescinding purchasers.

Limited Transferability & Liquidity:
To satisfy the requirements of certain exemptions from registration under the Securities Act, and to conform with applicable state securities laws, each investor must acquire his Common Equity Units and Preferred Hybrid Equity Units for investment purposes only and not with a view towards distribution. Consequently, certain conditions of the Securities Act may need to be satisfied prior to any sale, transfer, or other disposition of the Common Equity Units and Preferred Hybrid Equity Units. Some of these conditions may include a minimum holding period, availability of certain reports, including financial statements from Green Energy Estate Fund LLC, limitations on the percentage of Common Equity Units and Preferred Hybrid Equity Units sold and the manner in which they are sold. Green Energy Estate Fund LLC can prohibit any sale, transfer or disposition unless it receives an opinion of counsel provided at the holder's expense, in a form satisfactory to Green Energy Estate Fund LLC, stating that the proposed sale, transfer or other disposition will not result in a violation of applicable federal or state securities laws and regulations. No public market exists for the Common Equity Units and Preferred Hybrid Equity Units and no market is expected to develop. Consequently, owners of the Common Equity Units and Preferred Hybrid Equity Units may have to hold their investment indefinitely and may not be able to liquidate their investments in Green Energy Estate Fund LLC or pledge them as collateral for a loan in the event of an emergency.

Long Term Nature Of Investment:
An investment in the Common Equity Units and Preferred Hybrid Equity Units may be long term and illiquid. As discussed above, the offer and sale of the Common Equity Units and Preferred Hybrid Equity Units will not be registered under the Securities Act or any foreign or state securities laws by reason of exemptions from such registration which depends in part on the investment intent of the investors. Prospective investors will be required to represent in writing that they are purchasing the Common Equity Units and Preferred Hybrid Equity Units for their own account for long-term investment and not with a view towards resale or distribution. Accordingly, purchasers of Common Equity Units and Preferred Hybrid Equity Units must be willing and able to bear the economic risk of their investment for an indefinite period of time. It is likely that investors will not be able to liquidate their investment in the event of an emergency.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.
The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to Investors in such offering. If such Investors exercised their rescission rights, the Company would have to pay to such Investors an amount of funds equal to the purchase price paid by such Investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such Investors a rescission right, have sufficient funds to pay the prior Investors the amounts required or that

proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws. No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Securities and we have arbitrarily set the price. The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price. Investors Purchasing the Securities will have limited rights.

Payments of a Preferred Return may be deemed a return of capital.

We may elect to establish a sinking fund into which will be deposited reserves from the proceeds of this offering for the purpose of paying a Preferred Return to Investing Members. Such payments may be categorized to you as a return of capital to the extent they are not derived from revenue received from the Property.

Our forecasts are reliant upon hypothetical projections and lack independent review.

Projections utilized by the Company to extol the merits of our business plan are based on assumptions believed to be reasonable. However, any such projections are strictly hypothetical in nature, and there is no assurance or guarantee expressed or implied that results of the Property or Company will be similar to the projections, or that you will realize a profit on your investment in the Units or any return of capital whatsoever.

There has been no independent economic review made of the merits of an investment in our Units. If you acquire Units without independent evaluation of our Units or the hypothetical projections and their underlying assumptions, you assume the risk that the actual results of our activities may be significantly or materially different than those shown in the projections, and the risk that you may lose your entire capital contribution.

A majority of the Company is owned by a small number of owners.

Prior to the Offering, one individual and one entity, owned and operated by the same individual, beneficially owns 100% of outstanding membership interests of the Company. This individual security holder may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. This individual security holder may have securities that are different from yours. For example, this individual may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential Investors are willing to pay for the Company. In addition, this individual security holder could use its voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

OFFERING AND THE SECURITIES

OWNERSHIP AND CAPITAL STRUCTURE
Principal Holders of Outstanding Securities

Name of Holder	Class of Interests Held Prior to Offering	Number of Units Held Prior to Offering	Percentage (%) of Interests Held Prior to Offering	Percentage (%) of Voting Power Prior to Offering
Cornelius Rogers	Common Equity Units	25,000	100%	0%
Cornelius Rogers	Preferred Hybrid Equity Units	25,000	100%	0%
Smarter Marketing Solutions Inc.	Class M Units	--	100%	100%

THE OFFERING

Green Energy Estate is offering an amount of fifty thousand U.S. dollars ($50,000 (the "**Target Offering Amount**")) and up to a maximum amount of one million two hundred thirty-five thousand U.S. dollars ($1,235,000 (the "**Maximum Offering Amount**")) of Common Equity Units at one thousand U.S. dollars ($1,000) per Common Equity Unit and Preferred Hybrid Equity Units at one thousand U.S. dollars ($1,000) per Preferred Hybrid Equity Unit, and on a best efforts basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by February 18, 2027 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

As of the date of this Offering, 25,000 Common Equity Units and 25,000 Preferred Hybrid Equity Units were issued and outstanding in the Company. One hundred percent (100%) of issued Units prior to the Offering are issued to Cornelius Rogers, Founder and President of the Company.

The Company is offering 1,000 Common Equity Units at $1,000.00 per Common Equity Unit and 235 Preferred Hybrid Equity Units at $1,000.00 per Preferred Hybrid Equity Unit (the "**Securities**") on a best effort basis. Assuming Maximum Proceeds are raised, there will be 26,000 Common Equity Units and 25,235 Preferred Hybrid Equity Units issued in the Company with the Units sold through this Offering equaling three and eighty-five hundredths percent (3.85%) ownership of issued Common Equity Units and ninety-three hundredths percent (.93%) ownership of issued Preferred Hybrid Equity Units in the Company post-closing. The Interests sold are Common Equity Units and Preferred Hybrid Equity Units that do not have standard voting rights within the Company.

CLASSES OF SECURITIES

Preferred Hybrid Equity Units
Preferred Hybrid Equity Investing Members do not have voting rights except as otherwise provided in the Operating Agreement (*See Section 5.6 of "Exhibit D: Operating Agreement"*). Preferred Hybrid Equity Units are being offered through this Offering.

Common Equity Units
Common Equity Investing Members do not have voting rights except as otherwise provided in the Operating Agreement (*See Section 5.6 of the Operating Agreement*). Common Equity Units are being offered through this Offering.

Class M Units
Class M Units refers to the class of Membership Interests entitled to vote, manage, and administer the affairs and operations of the Company and its business. The Manager holds one hundred percent (100%) of the Company's voting Class M Units pursuant to our Operating Agreement. Class M Units are being not offered through this Offering.

Distributions
The Manager shall distribute to the Members so much of the Company's revenue, capital, or other disposition of assets as the Manager in its discretion may determine are not required for the operation for the Company's business, in accordance with the following allocation schedule on a monthly basis (i.e., within 30 days after the last day of each preceding calendar month. All distributions shall be distributed as follows: (i) 100% to the Preferred Hybrid Equity Investing Members until they have realized the equivalent of a 12% per annum return on their Capital Contribution to the Company (the "**Preferred Hybrid Equity Hurdle Rate**"); and thereafter, of any excess, if any, (ii) 80% to the Common Equity Investing Members and 20% to the Class M Member (the Manager). (*See Section 3.3(b) of "Exhibit D: Operating Agreement."*)

Our revenues, capital, or other disposition of assets, when available, will be distributed by our Manager to all Members on a pro rata basis in accordance with their Membership Interest per our Operating Agreement. Pro rata distributions by the Company will be made on a monthly basis to the extent there is cash available out of capital reserves or from any other non-debt source. No cash distributions will be made to pay the income taxes of its Members on attributed income from Company operations unless required by law. Neither shall any cash distributions be made from the Company's assets which will impair our ability to pay our just debts as they mature. There are no allowances for any type of hardship distributions. You may from time to time review the income statements to ensure that cash accumulations beyond appropriate contingency reserves are paid out at least monthly to all Members, pro rata. Although revenues are anticipated, there shall be no obligation to return to all or any part of your Capital Contribution to the Company for so long as the Company continues in existence. In order to avoid the possibility of additional capital requirements, our Manager reserves the right to withhold, suspend or impair distributions for costs or expenses related to our multi-family housing Property, including, but limited to, renovations, upgrades, improvements, expansions, maintenance, etc.

MANAGEMENT COMPENSATION

While all costs incurred in connection with the management and operation of the Company shall be reimbursed to the Manager, no management fees shall be assessed by the Manager. Our Manager shall receive twenty percent (20%) of the Company's revenue, capital, or other disposition of assets in excess of the Preferred Hybrid Equity Hurdle Rate. Also, we anticipate that day-to-day management of the Property may be managed by Smarter Marketing Solutions Inc., a Delaware corporation, which is to be owned and/or and controlled by Cornelius Rogers and/or his affiliates. The duties and responsibilities of property management may also be delegated to third-party contractors who may or may not be affiliates. We expect that the property manager will receive material compensation from the Company for providing property maintenance and management services, albeit at rates comparable to amounts that would be charged by unaffiliated third-party property management service providers in the local or regional area.

How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Common Equity Units and Preferred Hybrid Equity Units do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering, such as an initial public offering, another crowdfunding round, a venture capital round or angel investment. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned.

Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

Because the Investors in this Offering do not control the day-to-day operations of the Company, the Manager and its principal may make decisions that the Investors do not approve of or that harm the interests of the Investors.

How could the exercise of rights held by the principal security holders identified in the Ownership Table above affect the purchasers of the securities being offered?

Investors shall not have the right to vote on any matter, nor shall they have any right to participate in the management of the Company. The sole member manages and controls all operations and aspects of the Company and shall be entitled to decide and invoke all matters of the Company.

How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions?

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

The offering price and terms for the securities offered pursuant to this Form C has been determined arbitrarily by the Company and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

Other Material Terms

We may compulsorily redeem the Units of any Investor to ensure compliance with U.S. law and/or for any other reason. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. The Company currently has no transactions with related persons.

Affiliates

The following entities are affiliated with the Company, and are, are owned by and managed by the Manager of the Company or a Director, Officer of the Manager of the Company ("**Affiliates**"):

1. **Smarter Marketing Solutions Inc.**, a Delaware corporation owned and/or controlled by Cornelius Rogers, is our Manager
2. **Nation of Equality Alliance Corp**, a California nonprofit corporation
3. **LA Geothermal Energy Corp,** a California corporation owned and/or controlled by Cornelius Rogers.

Conflicts of Interest

Our Manager is a Delaware corporation owned and controlled by Cornelius Rogers and/or his affiliates who themselves may own and/or control other multi-family housing properties throughout the United States. Also, one or more other investors may acquire partial or fractional tenancy-in-common ownership (less than 100%) in the same Property and, as a result, enter into a tenancy-in-common management agreement with our Manager on terms similar to those set forth in our Operating Agreement as described in this Memorandum. These other activities or relationships may result in conflicts of interest. (See "**Risk Factors**").

Competition with Affiliates

Our Manager or its affiliates may sponsor or manage other entities or ventures which may have an interest in the multifamily housing market. Our Manager or its affiliates may acquire or develop other multi-family housing facilities or related properties for its own account. Our Manager or its affiliates will seek to achieve any operating efficiency or similar savings which may result from affiliated management of competitive properties. For example, our Manager or its affiliates may manage other multi-family housing facilities that may or may not be related to the Company or our Manager. To the extent affiliates own or acquire properties or multi-family housing facilities which are adjacent to or in close proximity with the Property being developed by the Company, the potential revenues or property value captured by the Company may be diminished.

Provision by affiliates of services to the Company or to persons dealing with us

Our Manager and its affiliates will not be prohibited from providing services to, and otherwise dealing or doing business with, persons that deal with the Company. For example, we anticipate that day-to-day management of the Property may be managed by Smarter Marketing Solutions Inc., which is to be owned and/or and controlled by Cornelius Rogers and/or his affiliates. The duties and responsibilities of property management may also be delegated to third-party contractors who may or may not be affiliates. We understand that the entity or individual engaged in property management may receive material compensation from the Company for providing property maintenance and management services, albeit at rates comparable to amounts that would be charged by unaffiliated third-party property management service providers in the local or regional area.

Non-Arm's Length Agreements

Certain agreements and arrangements, including those relating to compensation between and/or among our Manager and the Company, consultants, service providers, advisors and/or affiliates, have been established solely by our Manager and may not be the result of arm's length negotiations.

Competition by Affiliates

Our Manager and its affiliates will be free to compete with the Company including the right to acquire other multi-family housing properties that may compete with the those held by the Company now or in the future in addition to any existing properties that may compete directly or indirectly with the those held by the Company.

Transactions with Affiliates

The terms on which our relationships are conducted with our Manager, any of its affiliates or persons employed by the same, shall be on terms and conditions no less favorable to the Company than can be obtained from independent third parties for comparable services in the same county in which the Company is conducting business. In the event we acquire properties or other assets from an affiliate, the purchase price and terms of such acquisition shall be in accordance with fair market value as determined by the prevailing market.

Restrictions on Transfer of the Securities Being Offered

The Securities being offered may not be transferred by any purchaser of such Securities during the one-year period beginning when the Securities were issued, unless such Securities are transferred:

(1) to the Issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Delivery of Securities

The Company will complete the transaction and deliver the Membership Interests to Investors through the Intermediary, who will subsequently notify Investors of the completion of such transaction.

Cancellation

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.


INDEBTEDNESS


The Company does not currently have debt.

Does the Company have operating history: ☐ Yes   ☒ No


MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS


Our primary future focus includes income-producing residential properties, underutilized or undervalued assets in high-growth markets, as well as raw or unimproved acreage that can be entitled, subdivided, and developed into residential housing communities. Although we currently target opportunities in economically dynamic regions such as the southeastern United States, the Company is not geographically limited and may pursue acquisitions in other parts of the country where demographic, economic, or supply-demand trends support long-term value creation.

BUILT FOR TOMORROW

In a time of increasing environmental and economic volatility, resilience is no longer optional. Our infrastructure is designed to withstand future climate pressures while offering stable utility performance and lower long-term costs.

From storm water capture systems to energy-resilient grids and geothermal integration, it is our focus to build communities that can adapt, recover, and thrive. We plan to develop the Property into a secured, fenced in, sustainable energy focused community (the "**Project**"). Our focused plan for the community is to power it by smart, green infrastructure that elevates both function and efficiency. Homes and commercial spaces will feature solar power systems, battery storage, water saving technologies, and smart-grid integration. These intelligent ecosystems reduce energy loads, lower operating costs, and appeal to both environmentally conscious buyers and forward-looking investors.

The Green Energy Estate Project will be meticulously engineered for long-term durability and self-sufficiency. The community will use solar PV systems, battery storage, and geothermal HVAC technology, all of which are backed by independent engineering assessments and performance guarantees that outline specific kWh savings, carbon offset metrics, and system reliability over time. Our approach is crafted for forward-thinking homeowners and impact-driven investors who prioritize sustainability, energy independence, and long-term value.

DEVELOPMENT TECHNOLOGY – STEEL-BASED CONSTRUCTION AND RENEWABLE ENERGY SYSTEMS

Green Energy Estate has deliberately chosen not to utilize traditional lumber in its construction methodology due to a range of structural, environmental, and operational drawbacks associated with wood framing. Wood is inherently vulnerable to rot, termites, and moisture damage, leading to higher maintenance requirements and a shorter structural lifespan. It is also combustible, presenting significant fire safety concerns, particularly in high-risk zones like California. In contrast, Green Energy Estate has adopted galvanized steel framing systems that are non-combustible, pest-proof, and engineered for superior durability. These systems offer a longer structural life, almost exceeding 50 years, while maintaining performance under a wider range of environmental conditions.

The self-energy sufficient Green Energy Estate townhomes, single family homes, and commercial buildings will be constructed entirely using steel systems. This includes framing, exterior and interior steel wall panels, floors, ceilings, and roofs. Wood will not be used in the construction process because it is prone to fire, decay, termite infestation, and long-term warping. Steel offers enhanced durability, greater structural integrity, and long-lasting performance, making it a more suitable material for resilient, sustainable housing.

The Project will be equipped with key components such as modern three-story residences each with elevators for accessibility, solar for on-site power generation, solar panels and powerwalls for energy storage, geothermal heating and cooling systems for efficient climate control, steel construction for fire resistance and rapid build times, and smart energy controls. Solar power and geothermal systems work together to create energy-independent buildings that significantly reduce utility costs and promote a cleaner, more reliable way of living. This planned Project model supports the long-term vision of building smart, future-ready communities rooted in environmental responsibility and energy efficiency.

ARCHITECTURAL OVERVIEW

Green Energy Estate's architectural framework is rooted in the principles of sustainability, durable construction, and designs that remain effective and relevant over time. The planned designs employ sustainable engineering and modern aesthetics so that every unit we may build is both functional and future-ready. Each residential and commercial structure is conceived to maximize passive solar gain, support renewable energy systems, and meet or exceed California's Title 24 energy efficiency standards.

Our architectural planning accounts for regional climate, sun orientation, wind patterns, and topography, enabling optimal site layout and building placement. We plan to use modular design methods to facilitate rapid construction using prefabricated systems, while maintaining design variety across the community. All structures are pre-configured to accommodate energy efficient technologies, smart systems, and evolving lifestyle needs without requiring costly retrofits.

- **Sustainability and Livability**
  Green Energy Estate's design philosophy is centered around uniting environmental performance with improving the quality of life of its residents and owners. For us, the use of certain elements is not negotiable, such as natural light, airflow, acoustics, and adaptable interior layouts, so that each home supports both individual comfort and collective ecological goals.

- **Economic and Performance Design Driven**
  Every home is built with energy efficiency as a core principle. Self-Energy Efficient Green Energy Systems are expected to save each resident over $6,000+ annually for life, as long as they remain part of the Green Energy Estates gated community.

- **Functional Minimalism and Community Planning**
  Green Energy Estate's design philosophy is centered around uniting environmental performance with improving the quality of life of its residents and owners. For us, the use of certain elements is not negotiable, such as natural light, airflow, acoustics, and adaptable interior layouts, so that each home supports both individual comfort and collective ecological goals

SWOT ANALYSIS

Strengths
- Plans to use advanced technologies like solar panels, Powerwalls, and geothermal HVAC systems, leading to energy independence and efficiency.
- Focuses on low-carbon construction, aligning with the demand for eco-friendly solutions and future-proof developments.
- Homes reduce energy costs by 50-70%, providing significant savings and making properties more marketable.
- Plans to use steel construction, which offers durability and reduces maintenance costs compared to traditional wood framing.

Weaknesses
- Projects may face delays due to regulatory approvals or complex installations, which will be addressed through strong project management and local partnerships to streamline construction and permitting.

- As a new model, it may face skepticism from traditional buyers, but this can be mitigated through marketing campaigns and educational initiatives that highlight savings and energy performance to build trust.

Opportunities
- Increasing demand for eco-friendly homes gives Green Energy Estate a competitive advantage.
- Federal and state subsidies for renewable energy provide opportunities to reduce development costs.
- New technologies in energy storage and green materials present opportunities to enhance sustainability and performance.
- Consumers' growing interest in energy efficient housing makes Green Energy Estate's offerings highly appealing.

Threats
- Increasing demand for eco-friendly homes gives Green Energy Estate a competitive advantage.
- Federal and state subsidies for renewable energy provide opportunities to reduce development costs.
- New technologies in energy storage and green materials present opportunities to enhance sustainability and performance.
- Consumers' growing interest in energy-efficient housing makes Green Energy Estate's offerings highly appealing.

PROPRIETARY TECHNOLOGY AND INTELLECTUAL PROPERTY STATUS

Currently, Green Energy Estate Fund, LLC is not developing internally owned patented technology; however, we are:

- Actively negotiating exclusive design and implementation agreements with engineering firms specializing in district-scale geothermal HVAC systems, which would grant us preferred access to proprietary ground-loop optimization models and load-balancing software.

- Exploring licensing arrangements for recycled composite structural materials that utilize postconsumer plastics and agricultural waste fibers, aiming to integrate these into exterior siding and decking systems. Initial IP status: held by outside entities, under non-disclosure & pre-licensing evaluation.

- Custom-specifying smart home energy management systems, including proprietary algorithms from tech vendors that integrate rooftop solar, battery storage, and real-time demand management. These are licensed per-project with performance warranties, but IP ownership remains with vendors.

MARKETING STRATEGY
- Brand Perception
  Green Energy Estate is positioned as a forward-thinking, premium developer of self-energy efficient residential and commercial communities. The brand is associated with sustainability, technological innovation, and long-term financial and environmental value. Stakeholders perceive Green Energy Estate as a market leader that delivers resilient, low-carbon, and future-ready properties designed to optimize both quality of life and energy efficiency.

- Brand Voice

  The brand voice is professional, knowledgeable, and authoritative while remaining approachable and solution-focused. Communications show commitment to innovation, environmental stewardship, and transparency. The tone balances technical credibility with a human-centered approach, appealing equally to investors, homeowners, and regulatory partners.

- Product Perceived Value

  Green Energy Estate property plans are perceived as high-value investments due to their combination of energy independence, lower utility costs, advanced renewable energy integration, and superior construction quality. The intended use of LIVIO Steel, Tesla energy systems, and geothermal HVAC positions the products as both environmentally responsible and financially prudent, offering long-term operational efficiency and resilience against environmental and economic volatility.

- Brand Essence

  The essence of the brand is "Smart, Sustainable Living for the Future." Green Energy Estate promises communities that integrate cutting-edge energy systems, resilient construction, and modern design, delivering both tangible financial savings and intangible lifestyle benefits. Every communication, service, and development reinforces the core message of future-ready, sustainable, and cost-efficient living.

INVESTMENT AND FINANCING STRATEGY

Our future investment strategy includes the review of and acquisition of multifamily residential apartment buildings, land with future residential development potential, and other real estate assets that exhibit characteristics conducive to strong rental demand, market resilience, and value appreciation. Through a combination of strategic acquisitions, active asset management, value enhancing improvements, and in some cases ground-up development, the Company aims to optimize property performance, generate stable long-term cash flows, and maximize total return potential. We believe this flexible and opportunistic approach allows us to respond to evolving market conditions and capitalize on a wide array of real estate investment opportunities that may otherwise be overlooked. Depending on asset-specific and market-level dynamics, we may elect to hold properties for long-term income and appreciation, reposition or redevelop them to unlock greater value, or sell them opportunistically to realize gains.

The Company intends to further raise capital through the sale of Units to investors, supplemented as needed by secured senior debt, joint venture contributions, or other strategic forms of co-investment. The capital raised may be used to acquire a diversified portfolio of real estate assets across the United States, including income-producing multifamily properties, raw land suitable for residential development, and other opportunistic acquisitions that align with the Company's investment objectives. The Company's flexible investment approach enables it to adjust capital allocations based on asset-specific needs, prevailing market conditions, and the Manager's ongoing assessment of risk and return.

USE OF PROCEEDS

The following table illustrates how the Company intends to use the net proceeds received through this Offering. The figures below are not inclusive of payments to financial and legal service providers and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees[1]	3%	$1,500	3%	$37,050
Land Acquisition[2]	--	$--	55%	$679,250
Marketing[3]	75%	$37,500	10%	$123,500
Operational Expenses[4]	--	$--	20%	$247,000
Operational Setup & Working Capital[5]	22%	$11,000	12%	$148,200
Total	100%	$50,000	100%	$1,235,000

[1]**Andes Capital Group, LLC** shall take three percent (3.0%) commission of the funds raised in the Offering.
[2] **Land Acquisition**: A significant portion of the funds will be allocated towards the acquisition of approximately 79 acres located on the southwest corner of Pearblossom Highway and 47th E Street in Palmdale, California which will serve as the foundation for Green Energy Estate's operations.
[3] **Marketing**: The Company plans to use funds to increase brand awareness, develop market penetration on eco-conscious communities and to position the Company as a provider of sustainable, energy-efficient housing.
[4] **Operational Expenses**: In addition to land acquisition, proceeds may also be used for entitlements, pre-development planning, site improvements, construction, operating reserves, and fees and expenses related to this Offering.
[5] **Working Capital**: Startup funding will provide working capital to support day-to-day operations, seize opportunities for growth and expansion as they arise, or activate strategic opportunities.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

The Company will complete the transaction and deliver Securities to Investors through the Intermediary, who will subsequently notify Investors of the completion of such transaction.

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The Intermediary will notify Investors when the Target Offering Amount has been met.

If the Issuer reaches the Target Offering Amount prior to the deadline identified in the offering materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment).

If an Investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the Issuer upon closing of the Offering and the Investor will receive securities in exchange for his or her investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

FORWARD-LOOKING STATEMENTS DISCLOSURE

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

EXHIBIT A: FINANCIALS



Independent CPA Financial Review Report

GREEN ENERGY ESTATE FUND, LLC

December 15, 2025

To the Management of
Green Energy Estate Fund, LLC

We have reviewed the accompanying Balance Sheet of Green Energy Estate Fund, LLC (the "Company"), a start-up limited liability company, as of November 30, 2025, and the related notes. Our review was conducted in accordance with Statements on Standards for Accounting and Review Services (SSARS) issued by the American Institute of Certified Public Accountants. A review consists principally of inquiries of management and analytical procedures applied to financial data. It is substantially less in scope than an audit, and accordingly, we do not express an audit opinion. Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with U.S. generally accepted accounting principles (GAAP), subject to the startup and scope limitations described below.

Basis of Presentation and Scope Limitation

- The Company is in the early formation stage and has not yet commenced revenue-generating operations.

- Financial information is based solely on one verified banking transaction reflected in the Company's Citibank business checking account for the period ended November 30, 2025.

- No liabilities, operating expenses, payroll, debt instruments, or contractual obligations were identified during the review period.

- As is common for newly formed entities, the Company's financial statements do not yet reflect recurring operations.



Balance Sheet (Unaudited)
Green Energy Estate Fund, LLC
as of November 30, 2025

Assets	Amount ($)
Cash – Citibank Business Checking	278.87
Total Assets	278.87

Liabilities	Amount ($)
No liabilities recorded	0.00
Total Liabilities	0.00

Members' Equity	Amount ($)
Paid-in Capital / Initial Funding	278.87
Retained Earnings (Deficit)	0.00
Total Members' Equity	278.87

Total Liabilities and Members' Equity: $278.87

Notes to Financial Statements

Note 1 – Organization and Nature of Operations

Green Energy Estate Fund, LLC is a limited liability company formed to pursue investments and development activities related to energy and sustainability projects. As of November 30, 2025, the Company is in the pre-operational stage.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting
The financial statements are prepared in accordance with U.S. GAAP.

Cash and Cash Equivalents
Cash consists of funds held in a federally insured business checking account at Citibank, N.A.

Revenue Recognition
No revenues have been recognized during the period. Any funds received during the review period are treated as capital contributions, pending commencement of operations.

Note 3 – Capital Contribution

During November 2025, the Company received $278.87 via electronic deposit, which management represents as initial funding. No distributions or withdrawals occurred during the period
.



Note 4 – Commitments and Contingencies

As of November 30, 2025, the Company had no known liabilities, debt obligations, guarantees, or contingencies.

Note 5 – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company will require additional capital contributions or financing to commence full operations, which management expects to obtain through future funding activities.

Management Representation Summary

Management represents that:
- All known assets and liabilities as of November 30, 2025 have been disclosed.
- The Company has no outstanding debt, liens, or off-balance-sheet obligations.
- The Company is not subject to litigation as of the reporting date.
- The bank statement provided is complete and accurate.

Intended Use and Reliance

This report is intended for:
- Banks and financial institutions
- SBA or commercial lending pre-screening
- Escrow, investor, or grant files
- CPA and legal due diligence

This report may be relied upon by third-party lenders, subject to customary reliance letters if requested.

Accountant's Certification

I certify that this financial review report was prepared based on information provided by management and verified against the Citibank business account statement for the period ended November 30, 2025. No audit procedures were performed.

Scott Stewart, CPA
Trak Financial Services
CA License # OFR 1152
650-474-5858
scott@trakfinancialservices.com

EXHIBIT B: OPERATING AGREEMENT

GREEN ENERGY ESTATE FUND LLC

Second Amendment to Limited Liability Company Agreement

THIS AMENDMENT ("Amendment") to the Amended and Restated Limited Liability Company Agreement of GREEN ENERGY ESTATE FUND LLC, a Delaware limited liability company (the "Company"), to be effective as of February 5, 2025 (the "Effective Date"), is by and among Smarter Marketing Solutions Inc., a Delaware corporation (the "Manager" and sole Class M Member), and the persons whose names are set forth on Schedule A, attached hereto, as Common Equity or Preferred Hybrid Equity Investing Members (the "Investing Members"), pursuant to the provisions of the Delaware Limited Liability Company Act, as amended (the "LLC Act"), on the terms and conditions set forth herein. The Investing Members are parties to an Amended and Restated Operating Agreement for the Company dated October 21, 2025, as amended (the "Operating Agreement"). The Manager and the Investing Members shall collectively be referred to as the "Members". Any terms used in this Amendment which are defined in the Operating Agreement and are not defined herein shall have the meanings assigned to them in the Operating Agreement.

NOW, THEREFORE, in consideration of the mutual covenants, rights and obligations set forth herein and other good and valuable consideration, the receipt and sufficiency of which each Member hereby acknowledges, the Members, intending to be legally bound, hereby agree as follows:

1. *Amendment of Operating Agreement*. The Operating Agreement is hereby amended by deleting LA Geothermal Corp, in its entirety, as the "Manager" and sole Class M Member and replacing it with Article II Definitions as follows:

   "Manager" means Smarter Marketing Solutions Inc., a Delaware corporation, its successors or designated agents or assigns.

IN WITNESS WHEREOF, the parties have executed this Amendment under seal as of the day and year first above written.

SIGNATURES

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the Effective Date.

CLASS M MEMBER AND MANAGER:

Smarter Marketing Solutions Inc.,
a Delaware corporation

By: _____   Effective Date: February 5, 2026
Cornelius Rogers, CEO

INVESTING MEMBERS:

COMMON EQUITY MEMBER

By: _____   Effective Date: February 5, 2026
Cornelius Rogers, CEO

PREFERRED HYBRID EQUITY MEMBER

By: _____   Effective Date: February 5, 2026
Cornelius Rogers, CEO

SCHEDULE A

Common Equity or Preferred Hybrid Equity Investing Members

CLASS OF INTERESTS	NAME	NUMBER OF UNITS	PERCENTAGE OF CLASS
Common Equity	Cornelius Rogers	25,000	100%
Preferred Hybrid Equity	Cornelius Rogers	25,000	100%

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

GREEN ENERGY ESTATE FUND LLC

(a Delaware corporation)

This Amended and Restated Limited Liability Company Agreement (the "Agreement") of GREEN ENERGY ESTATE FUND LLC, a Delaware corporation (the "Company"), to be effective as of October 21, 2025 (the "Effective Date"), is by and among LA Geothermal Energy Corp, a California corporation (the "Manager" and sole Class M Member), and the persons whose names are set forth on Schedule A, attached hereto, as Common Equity or Preferred Hybrid Equity Investing Members (the "Investing Members"), pursuant to the provisions of the Delaware Limited Liability Company Act, as amended (the "LLC Act"), on the terms and conditions set forth herein. The Manager and the Investing Members shall collectively be referred to as the "Members".

ARTICLE I

GENERAL

1.1. ***Prior Formation***. The Company was formed as a limited liability company pursuant to the provisions of the LLC Act on or about June 26, 2025. This Agreement supersedes any and all prior Limited Liability Company Agreements governing the Company. Except as expressly provided herein, the rights and obligations of the Members and the administration and termination of the Company shall be governed by the LLC Act

1.2. ***Name***. The name of the Company shall continue to be conducted under the name of GREEN ENERGY ESTATE FUND LLC and/or such other names or trademarks as may be deemed prudent.

1.3. ***Purpose***. The purpose and business of the Company shall be (i) to identify, acquire, hold, operate, develop, improve, finance, refinance, manage, lease, sell, and otherwise deal in a diversified portfolio of real estate assets throughout the United States, including but not limited to multifamily residential properties, raw land suitable for residential development, and other real property interests or investment opportunities deemed appropriate by the Manager; (ii) to engage in any and all lawful activities related or incidental thereto, including the execution of joint ventures, debt or equity financing arrangements, entitlement processes, construction, leasing, or repositioning of assets; and (iii) to enter into any lawful transactions and engage in any lawful business or activities that are in furtherance of or incidental to the foregoing purpose.

1.4. ***Term***. The term of the Company shall commence on the Effective Date and shall continue in perpetuity, or until the earlier dissolution and termination of the Company in accordance with the provisions of Section 7.1 of this Agreement.

1.5. ***Registered Office and Principal Office of Company***. The registered office of the Company in the State of Delaware and its registered agent at that location shall be set forth in the Articles. The principal office of the Company shall be located at such place as the Manager may from time to time designate. The Company may maintain offices at such other place or places as the Manager deems advisable.

1.6. ***Certificate of Formation***. The Manager shall cause the Certificate of Formation of the Company to be filed with the Delaware Secretary of State (the "Secretary") as required by the LLC Act and shall cause to be filed such other certificates or documents (including, without limitation, copies, amendments, or restatements of this Agreement) as may be determined by the Manager to be reasonable and necessary or appropriate for the formation, qualification, or registration and operation of a limited liability company (or a partnership in which the Members have limited liability) in the State of Delaware and in any other state where the Company may elect to do business.

1.7.   ***Power of Attorney***.

(a) *Grant of Power*. Each Investing Member hereby constitutes and appoints the Manager and their authorized representatives (and any successors thereto by assignment or otherwise and the authorized representatives thereof) with full power of substitution as its true and lawful agent and attorney-in-fact, with full power and authority in its name, place, and stead, to execute, swear to, acknowledge, deliver, file, and record in the appropriate public offices, as applicable or appropriate: (i) all certificates and other instruments and all amendments or restatements thereof that the Manager deems reasonable and appropriate or necessary to qualify or register, or continue the qualification or registration of, the Company as a limited liability company (or a partnership in which the Investing Members have limited liability) in all jurisdictions in which the Company may conduct business or own property; (ii) all instruments, including an amendment or restatement of this Agreement, that the Manager deem appropriate or necessary to reflect any amendment, change, or modification of this Agreement in accordance with its terms; (iii) all conveyances and other instruments or documents that the Manager deem appropriate or necessary to reflect the dissolution, liquidation and termination of the Company pursuant to the terms of this Agreement; (iv) all instruments relating to the admission or substitution of any Investing Member; (v) all ballots, consents, approvals, waivers, certificates, and other instruments appropriate or necessary, in the sole discretion of the Manager, to make, evidence, give, confirm, or ratify any vote, consent, approval, agreement, or other action that is made or given by the Investing Members hereunder, is deemed to be made or given by the Investing Members hereunder, or is consistent with the terms of this Agreement and appropriate or necessary, in the sole discretion of the Manager, to effectuate the terms or intent of this Agreement; provided that, with respect to any action that requires the vote, consent, or approval of a stated percentage of the Investing Members under the terms of this Agreement, the Manager may exercise the power of attorney granted in this subsection (v) only after the necessary vote, consent, or approval has been made or given. Nothing herein contained shall be construed as authorizing the Manager to amend this Agreement except in accordance with Article VIII of this Agreement or as otherwise provided in this Agreement.

(b) *Irrevocability*. The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive, and not be affected by, the death, incompetency, incapacity, disability, dissolution, bankruptcy or termination of any Investing Member, or the transfer of all or any portion of its Membership Interest and shall extend to such Investing Member's heirs, successors, assigns and legal representatives. Each Investing Member agrees to be bound by any representations made by the Manager acting in good faith pursuant to such power of attorney; and each Investing Member hereby waives any and all defenses that may be available to contest, negate or disaffirm any action of the Manager taken in good faith under such power of attorney. Each Investing Member shall execute and deliver to the Manager within 15 days after receipt of the Manager' request therefor, such further designations, powers of attorney, and other instruments as the Manager deem necessary to effectuate this Agreement and the purposes of the Company.

ARTICLE II

DEFINITIONS

The following definitions apply to the terms (whether capitalized or not) used in the Memorandum and/or the Agreement:

"Act" means the Securities Act of 1933, as amended.

"Accredited Investor" means (i) a natural person whose individual net worth (not including the value of their primary residence), or joint net worth with your spouse, presently exceeds $1,000,000; (ii) a natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with their spouse in excess of $300,000 in each of those years and they reasonably expect reaching the same income level in the current year; (iii) a corporation, partnership, trust, limited liability company, or other entity in which all of the equity owners are "accredited investors"; (iv) a trust with total assets in excess of $5,000,000 and was not formed for the specific purpose of acquiring Company Units, the trustee of which has such knowledge and experience financial and business matters that it is capable of evaluating the merits and risks of investing in Company Units; (v) a bank, savings and loan association or other financial institution, a registered securities broker or securities dealer, or an insurance company; (vi) a registered investment company or business development company, a licensed Small Business Investment Company, or a private business development company; (vii) a state-sponsored pension plan with total assets in excess of $5,000,000; (viii) an employee benefit plan which either (a) has a fiduciary that is a bank, savings and loan association, insurance company, or registered investment adviser; (b) has total assets in excess of $5,000,000; or (c) is a self-directed plan and investment decisions are made solely by persons that are "accredited investors"; (ix) a non-profit organization described in section 501(c)(3) of the Internal Revenue Code that was not formed for the specific purpose of acquiring Company Units having total assets in excess of $5,000,000; or (x) a director, executive officer, or manager of the Company or a director, executive officer, or manager of the Company's Manager.

"Affiliate" means any Person that directly or indirectly controls, is controlled by, or is under common control with the Person in question. As used in this definition, the term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise, or to hold or to control the holder of 10 percent or more of the outstanding voting securities of such Person.

"Agreement" means the Limited Liability Company Agreement as it may be amended, supplemented or restated from time to time.

"Certificate of Formation" means the articles filed with the Secretary pursuant to Section 1.6 of the Agreement, as such Articles may be amended or restated from time to time.

"Capital Account" means the capital account maintained for an Investing Member pursuant to Section 3.2 of the Agreement.

"Capital Contribution", as it relates to the Company, means any asset or property of any nature contributed by an Investing Member to the capital of the Company pursuant to the provisions of the Agreement.

"Common Equity Investing Member" means any Person other than the Manager (i) whose name is set forth on Schedule A of the Agreement, attached hereto, as an Common Equity Investing Member, or who has been admitted as an additional or substituted Common Equity Investing Member pursuant to the terms of the Agreement, and (ii) who is the owner of a Common Equity Unit. In its plural form it means all such Persons.

Preferred Hybrid Equity Investing Member" means any Person other than the Manager (i) whose name is set forth on Schedule A of the Agreement, attached hereto, as an Preferred Hybrid Equity Investing Member, or who has been admitted as an additional or substituted Preferred Hybrid Equity Investing Member pursuant to the terms of the Agreement, and (ii) who is the owner of a Preferred Hybrid Equity Unit. In its plural form it means all such Persons.

"Preferred Hybrid Equity Hurdle Rate" means 12% per annum on the Capital Contributions of the Preferred Hybrid Equity Investing Members to the Company.

"Class M Member" refers to the Company's Manager or a holder of Class M Units.

"Class M Membership Interest" refers to the class of Membership Interest entitled to vote, manage, and administer the affairs and operations of the Company and its business.

"Code" means the Internal Revenue Code of 1986, as from time to time amended and in effect.

"Company" means the limited liability company formed pursuant to the Agreement, its successors or assigns.

"Consent" means the written consent of a Person, or the affirmative vote of such Person at a meeting called and held pursuant to Article VIII of the Agreement, as the case may be, to do the act or thing for which the consent is solicited, or the act of granting such consent, as the context requires.

"Event of Withdrawal of the Manager" means an event that causes a Manager to cease to be a Manager as provided in the LLC Act

"Indemnitee" means any Manager, any Person who is or was an affiliate of a Manager, any Person who is or was an officer, director, employee, agent, trustee, partner, member, manager, or shareholder of a Manager or any such affiliate, or any Person who is or was serving at the request of a Manager or any such affiliate as a director, officer, employee, partner, member, manager, agent or trustee of another Person; provided that a Person shall constitute an "Indemnitee" only with respect to acts, omissions or matters deriving from or relating to the business, operations or investments of the Company.

"Investing Member" means the holder of a Common Equity Unit and/or a Preferred Hybrid Equity Unit.

"LLC Act" refers to the Delaware Limited Liability Company Act, as amended.

"Liquidator" has the meaning specified in Section 7.2 of the Agreement.

"Majority in Interest of the Investing Members" means Investing Members whose Membership Interests aggregate to greater than fifty percent (50%) of the Membership Interests of all Investing Members.

"Memorandum" means the offering memorandum utilized by the Company to disclose risks, describe its proposed activities, and explain the terms of the offering of Units to prospective Investing Members.

"Members" means the Manager and the Investing Members. In its singular form it means any one of the Investing Members or the Manager (Preferred Hybrid Equity Investing Member), as the case may be.

"Membership Interest" means a Member's right, together with such other rights as provided in the Agreement, to receive distributions of Company revenue, capital, and other disposition of Company assets in accordance with the Agreement.

"Manager" means LA Geothermal Energy Corp, a California corporation, its successors or designated agents or assigns.

"Offering" refers to the offering of Units for sale to prospective Investing Members via delivery of the Memorandum.

"Limited Liability Company Agreement" means the Agreement which governs the internal affairs of the Company, the form of which is attached as an exhibit to the Memorandum.

"Person" means an individual or a corporation, limited liability company, partnership, trust, estate, unincorporated organization, association or other business enterprise.

"Properties" refers to the multi-family housing property intended to be acquired, renovated, and improved by the Company or its Affiliates in accordance with the Company's business plan as described in the Memorandum.

"Record Date" means the date established by the Manager for determining the identity of Investing Members entitled to give Consent to Company action or entitled to exercise rights in respect of any other lawful action of Investing Members.

"Redemption" means the process of redeeming or buying back of Units by the Company.

"Regulations" means the income tax regulations promulgated under the Code, as from time to time amended and in effect (including corresponding provisions of succeeding regulations).

"Roll-Up" means a transaction involving the acquisition, merger, conversion, or consolidation, either directly or indirectly, of the Company and the issuance of securities of a roll-up entity.

"Roll-Up Entity" means a partnership, trust, corporation or other entity that would be created or survive after the successful completion of a proposed Roll-Up transaction.

"Sponsor" means any Person directly or indirectly instrumental in organizing, wholly or in part, a partnership, limited liability company or program to facilitate investment or who will manage or is entitled to manage or participate in the management or control of such partnership, limited liability company or program. "Sponsor" includes the Manager. "Sponsor" does not include attorneys, accountants, engineers or other consultants whose compensation is for professional services rendered in connection with the offering of Units.

"Subscription" means the amount indicated on the Subscription Agreement that an Investing Member has agreed to pay to the Company as their Capital Contribution.

"Subscription Agreement" means the agreement attached to the Memorandum by way of exhibit whereby prospective Investing Members subscribe for Units.

"Transfer" has the meaning set forth in Section 6.1(a) of the Agreement.

"Unanimous Vote" means the affirmative vote of all Investing Members, including the Manager, whose combined Membership Interests aggregate one-hundred percent (100%) of the Membership Interests.

"Unit", as it pertains to the offering of Investing Membership Interests as described in the Memorandum, means an undivided interest of the Investing Members in the aggregate interest in the capital and profits of the Company. Each Unit of Investing Membership Interest represents a Capital Contribution of $1,000 to the Company. In the context of the Manager, "Unit" means the Class M Investing Membership Interest.

<center>**ARTICLE III**</center>

<center>**FINANCIAL MATTERS**</center>

3.1. *Capital Contributions*.

(a) *Contributions*. In consideration for its Membership Interest in the Company, the Manager shall contribute to the Company the time, talents, and expertise of its personnel in connection with the acquisition of the Properties and the managing of Company assets. Each Investing Member name and address and number of Units subscribed for are set forth on Schedule A attached hereto. All funds invested by the Investing Members, once released from escrow (if applicable), shall become immediately available for use by the Manager and/or the Company to expend as necessary to pursue the Company's objectives as set forth in the Memorandum. Except as otherwise agreed by the Manager, no Investing Member shall have the right or obligation to make any further Capital Contributions to the Company. Persons or entities admitted as Investing Members shall make such contributions of cash, promissory obligations, property or services to the Company as shall be determined by the Manager at the time of each such admission. Schedule A hereto reflects the Membership Interest of each Member based on the Capital Contributions being made by such Members. Schedule A shall be amended from time to time by the Manager to reflect changes in Membership Interests resulting from the admission of additional or substitute Members, the withdrawal of Members or transfers of Company Units, in each case accomplished in accordance with the terms of this Agreement. The combined Membership Interests of all Members shall at all times equal 100%.

(b) *Contingency Reserves*. Of the Member's Capital Contributions, and of the Company's revenues, if any, the Manager reserves the right to hold or maintain levels of cash in the Company's accounts, or suspend or impair distributions if deemed necessary in its sole discretion, for costs, expenses, Redemptions, or other costs associated with the Company's assets, administration, obligations, or operations.

3.2. *Capital Accounts*.

(a) A Capital Account shall be maintained for each Member. Each Member's Capital Account shall be credited with the amount of money and the fair market value of property (net of any liabilities secured by such contributed property that the Company assumes or takes subject to) contributed by that Member to the Company; the amount of any Company liabilities assumed by such Member (other than in connection with a distribution of Company property), and such Member's distributive share of Company profits (including tax exempt income). Each Member's Capital Account shall be debited with the amount of money and the fair market value of property (net of any liabilities that such Member assumes or takes subject to) distributed to such Member; the amount of any liabilities of such Member assumed by the Company (other than in connection with a contribution); and such Member's distributive share of Company losses (including items that may be neither deducted nor capitalized for federal income tax purposes).

(b) Notwithstanding any provision of this Agreement to the contrary, each Member's Capital Account shall be maintained and adjusted in accordance with the Code and Regulations, including, without limitation, (i) the adjustments permitted or required by Internal Revenue Code Section 704(b) and, to the extent applicable, the principles expressed in Internal Revenue Code Section 704(c) and (ii) adjustments required to maintain Capital Accounts in accordance with the "substantial economic effect test" set forth in the Regulations under Internal Revenue Code Section 704(b).

(c) Any Member, including any substitute Member, who shall receive a Membership Interest (or whose Membership Interest shall be increased) by means of a transfer to it of all or a part of the Membership Interest of another Member, shall have a Capital Account that reflects the Capital Account associated with the transferred Membership Interest (or the applicable percentage thereof in case of a transfer of a part of an interest).

3.3. *Allocations and Distributions*.

(a) All items of Company income, gain, loss, deduction, credit or the like for each taxable year shall be allocated among the Members in accordance with this Section 3.3.

(b) The Manager shall distribute to the Members so much of the Company's revenue, capital, or other disposition of assets as the Manager in its discretion may determine are not required for the operation for the Company's business, in accordance with the following allocation schedule on a monthly basis (i.e., within 30 days after the last day of each preceding calendar month):

    (i)   100% to the Preferred Hybrid Equity Investing Members until they have realized the equivalent of a 12% per annum return on their Capital Contribution to the Company (the "Preferred Hybrid Equity Hurdle Rate"); and thereafter, of any excess, if any,

    (ii)   80% to the Common Equity Investing Members and 20% to the Class M Member (the Manager).

(c) The Manager shall have the right to establish such reserves as it may from time to time determine as necessary or appropriate in connection with the conduct of the Company's business (including reserves for anticipated capital expenses and contingency reserves as described in Section 3.1(b), above, and/or any other costs). Amounts paid to the Manager under Article IV of this Agreement shall not be deemed to be distributions for purposes of this Section 3.3(c). All amounts withheld pursuant to the Code or any applicable provision of state, local or foreign tax law with respect to any distribution to an Investing Member shall be treated as amounts distributed to such Investing Member pursuant to this Section 3.3(c) for all purposes of this Agreement.

(d) Losses shall be allocated 100% to the Investing Members up to the amount of their Capital Contribution, and, thereafter, in accordance with the allocation set forth in Section 3.3(b), above.

3.4. ***Partnership Representative***. The Manager is hereby designated as the "Partnership Representative" for purposes of Sections 6231 of the Code and the Regulations promulgated thereunder. The Partnership Representative is authorized and required to represent the Company, at the Company's expense, in connection with all examinations of the Company's affairs by tax authorities, including resulting administrative and judicial proceedings and, in the discretion of the Partnership Representative, to expend Company funds for professional services and costs associated therewith. The Partnership Representative shall promptly advise each Investing Member of any audit proceedings proposed to be conducted with respect to the Company. In the event the Manager ceases to be a Member of the Company, a successor Partnership Representative shall be appointed by the remaining Investing Members.

3.5. ***Taxation as a Partnership***. It is the intention of the Members that the Company shall be taxed as a "partnership" for federal, state, local and foreign income tax purposes. The Members agree to take all reasonable actions, including the execution of documents, as may reasonably be requested by the Manager in order for the Company to qualify for and receive "partnership" treatment for federal, state, local and foreign income tax purposes. No election shall be made by the Company or any Member for the Company to be excluded from the application of any of the provisions of Subchapter K, Chapter 1 of Subtitle A of the Code or from any similar provisions of any state tax laws.

3.6. ***Fiscal Year***. The fiscal year of the Company shall be the calendar year unless otherwise determined by the Manager in their sole discretion.

3.7. ***Interest***. No interest shall be paid by the Company on Capital Contributions or on balances in Investing Members' Capital Accounts.

3.8. ***No Withdrawal***. No Investing Member shall be entitled to withdraw any part of its Capital Contribution or its Capital Account, or to receive any distributions from the Company, except as provided in Section 3.3, Section 6.4 and Article VI hereof.

3.9. [RESERVED]

3.10. ***Compensation and Reimbursement of Manager***.

(a) *Compensation*. The Manager and/or its Affiliates shall only be entitled to compensation related to management of the Company pursuant to Section 3.3(b) of this Agreement.

(b) *Reimbursement for Expenses*. In addition to amounts paid under other Sections of this Agreement, the Manager shall be reimbursed at any time and from time to time for all costs and expenses that the Manager and their respective affiliates incur on behalf of, or in the management and operation of the business of, the Company, including, but not limited to, that portion of the Manager's and their respective affiliates' legal and accounting costs and expenses, including organizational costs and amounts paid for the Offering and associated Memorandum, etc., telephone, secretarial, brokerage and professional consultant costs, office rent and other office expenses, salaries and other compensation expenses of employees, agents, and representatives, and other general, administrative, and additional expenses that are necessary or appropriate to the conduct of the Company's business and allocable to the Company, etc. The Manager shall determine the expenses that are allocable to the Company. Such reimbursements shall be in addition to any reimbursement to the Manager or their affiliates as a result of the indemnification provided under Section 4.7 of this Agreement.

(c) *Reimbursement for Travel and Associated Expenses*. In addition to amounts paid under other Sections of this Agreement, the Manager shall be reimbursed for travel and associated expenses in connection with the Company's business. The Manager shall determine the expenses that are allocable to the Company. Such reimbursements shall be in addition to any reimbursement to the Manager or their affiliates as a result of the indemnification provided under Section 4.7 of this Agreement.

3.11. **_Records and Accounting_**. The Manager shall keep or cause to be kept appropriate books and records with respect to the Company's business which shall at all times be kept at the principal office of the Company or such other office or offices as the Manager may designate for such purpose. The books of the Company shall be maintained for financial reporting purposes on the accrual basis or on a cash basis, as the Manager shall determine in their sole discretion. The Manager, on its own initiative or upon request by an Investing Member, may cause to be prepared and furnish financial statements of the Company on an annual basis to the Investing Members. The Manager shall also be responsible for causing the preparation and distribution to all Investing Members of all reasonably required tax reporting information.

ARTICLE IV

MANAGEMENT AND OPERATION OF THE BUSINESS

4.1. **_Management_**.

(a) *Manager*. The business of the Company will be managed by the Manager who will be considered a "manager" of the Company for all purposes under the LLC Act and who may exercise all the powers as managers of a limited liability company under the LLC Act, except as otherwise provided by law, including the appointment of other lesser managers and officers by way of delegated authority.

(b) *Election and Qualification of Managers*. Additional Managers may be appointed or removed from time to time at the consent of the Manager who may also establish and change the number of Managers, fill vacancies, etc.

(c) *Powers and Duties of the Manager*. In addition to the powers now or hereafter granted to a Manager of a limited liability company under the LLC Act or that are granted to Managers under any other provision of this Agreement (but subject to any required Consents of Investing Members as herein provided), the Manager shall have full power and authority to do all things deemed necessary or desirable by them to conduct the business of the Company, including, without limitation: (i) the determination of the activities in which the Company will participate; (ii) the making of any expenditures, the borrowing of money, the guaranteeing of indebtedness and other liabilities, the issuance of evidences of indebtedness, and the incurrence of any obligations they deem necessary or advisable for the conduct of the activities of the Company, including the payment of compensation and reimbursement to the Manager and their respective affiliates under Section 3.10 of this Agreement; (iii) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Company; (iv) the use of the assets of the Company (including, without limitation, cash on hand) for any Company purpose on any terms they consider appropriate, including, without limitation, the financing of operations of the Company, the lending of funds to other Persons, and the repayment of obligations of the Company; (v) the admission of additional or substitute Members; (vi) the negotiation, execution, and performance of any contracts that they consider desirable, useful, or necessary to the conduct of the business or operations of the Company or the implementation of the Manager's powers under this Agreement; (vii) the distribution of Company cash or other assets; (viii) the selection, hiring, and dismissal of employees (who may be designated as officers of the Company), attorneys, accountants, engineers, architects, geologists, bankers, brokers, consultants, contractors, agents, and representatives and the determination of their compensation and other terms of employment or hiring (including the adoption of pension or welfare plans); (ix) the maintenance of such insurance for the benefit of the Company as they deem necessary or desirable; (x) the repurchase or Redemption of the Membership Interest of an Investing Member; (xi) the formation of any further limited liability companies, joint ventures, or other relationships that they deem desirable and the contribution to such entities or ventures of assets of the Company; (xii) the control of any matters affecting the rights and obligations of the Company, including the conduct of any litigation, the incurring of legal expenses, and the settlement or confession of claims, suits or judgments; (xiii) the selection of assets to be acquired and/or developed by the Company; and (xiv) the acquisition, owning, holding for investment, developing, marketing, maintenance, operation, improvement, selling, or leasing of any Company asset or interest therein and the engagement of the Company in any and all general and incidental activities related thereto and necessary for the operation of such activities for profits or losses. Unless appointed as a Manager by the Manager, Investing Members shall have no right of control over the business and affairs of the Company.

4.2. ***Reliance by Third Parties***. Notwithstanding any other provision of this Agreement to the contrary, no lender or purchaser or other Person, including any purchaser of property from the Company or any other Person dealing with the Company, shall be required to verify any representation by the Manager as to its authority to encumber, sell, or otherwise use any assets or properties of the Company, and any such lender, purchaser or other Person shall be entitled to rely exclusively on such representations, and shall be entitled to deal with, the Manager as if it were the sole party in interest therein, both legally and beneficially. Each Member hereby waives any and all defenses or other remedies that may be available against any such lender, purchaser or other Person to contest, negate, or disaffirm any action of the Manager in connection with any such financing, sale or other transaction. In no event shall any Person dealing with the Manager or its representative with respect to any business or property of the Company be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the Manager or its representative; and every contract, agreement, deed, mortgage, security agreement, promissory note, or other instrument or document executed by a majority of the Manager or its duly authorized representative with respect to any business or property of the Company shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (i) at the time of the execution and delivery thereof this Agreement was in full force and effect, (ii) such instrument or document was duly executed in accordance with the terms and provisions of this Agreement and is binding upon the Company and (iii) the Manager or its representative was duly authorized and empowered to execute and deliver any and every such instrument or document for and on behalf of the Company.

4.3. ***Outside Activities; Conflicts of Interest***. The Company's Managers and its Manager or any affiliate thereof and any director, officer, employee, agent or representative of the Manager or any affiliate thereof shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Company, including business interests and activities in direct competition with the Company. Neither the Company nor any of the Investing Members shall have any rights by virtue of this Agreement or the Membership relationship created hereby in any business ventures of the Manager, any affiliate thereof, or any manager, director, officer, employee, agent or representative of a Manager or any affiliate thereof. The Managers and the Manager shall only devote such part of its time to the affairs of the Company as is reasonably necessary for the conduct of the Company's business provided, however, that it is expressly understood and agreed that (i) the Manager and the individual members or managers of the Manager intend to and shall have the right to delegate management authority for the Company pursuant to management, operating or other agreements and (ii) the Manager and the individual members or managers of the Manager shall not be required to devote their entire time or attention to the business of the Company.

4.4. ***Resolution of Conflicts of Interest***. Unless otherwise expressly provided in this Agreement (i) whenever a conflict of interest exists or arises between a Manager, the Manager or any of its affiliates, on the one hand, and the Company or any Member, on the other hand, or (ii) whenever this Agreement provides that a Manager or the Manager shall act in a manner that is, or provide terms that are, fair and reasonable to the Company or any Member, the Manager shall resolve such conflict of interest, take such action, or provide such terms considering, in each case, the relative interests of each party to such conflict, agreement, transaction, or situation and the benefits and burdens relating to such interests, any customary or accepted industry practices, any applicable generally accepted accounting practices or principles and such other factors as the Manager deems appropriate in their discretion, and, in, the absence of bad faith by a Manager or the Manager, the resolution, action, or terms so made, taken, or provided by the Manager shall not constitute a breach of this Agreement or a breach of any standard of care or duty imposed herein or under the LLC Act or any other applicable law, rule, or regulation. Without limitation of the foregoing, whenever a particular transaction, arrangement or resolution of a conflict of interest is required under this Agreement to be "fair and reasonable" to any person, the fairness and reasonableness of such transaction, arrangement or resolution shall be considered on the whole in the context of all similar or related transactions, and in the context of all transactions, relationships and arrangements between or among the relevant Persons or their respective affiliates.

4.5. ***Reliance by the Manager***.

  (a) The Manager may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture, or other paper or document believed by them to be genuine and to have been signed or presented by the proper party or parties.

(b) The Manager may consult with legal counsel, accountants, appraisers, management consultants, architects, engineers, geologists, brokers, investment bankers, and other consultants and advisers selected by them, and any opinion of any such Person as to matters which the Manager believe to be within such Person's professional or expert competence shall be full and complete authorization and protection in respect of any action taken or suffered or omitted by the Manager hereunder in good faith and in accordance with such opinion.

4.6. [RESERVED]

4.7. *Indemnification*.

(a) To the fullest extent permitted by law, each Indemnitee shall be indemnified and held harmless by the Company from and against any and all losses, damages, liabilities, expenses (including legal fees and disbursements), judgments, fines, settlements and all other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, in which the Indemnitee may be involved, or threatened to be involved, as a party or otherwise by reason of its status as (i) a manager or member of the Manager, the Manager or an affiliate thereof, (ii) an officer, director, employee, agent, trustee, partner, manager, member or shareholder of a Manager or an affiliate thereof or (iii) a person serving at the request of the Company in another entity in a similar capacity, if the Indemnitee acted in good faith and in a manner it reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct to be unlawful; provided that no Indemnitee shall be entitled to indemnification if it shall be finally determined by a court of competent jurisdiction that such Indemnitee's act or omission constituted willful misconduct or gross negligence. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent shall not, of itself, create a presumption that the Indemnitee acted in a manner contrary to that specified above. Any indemnification pursuant to this Section 4.7 shall be made only out of the assets of the Company.

(b) Expenses (including legal fees and disbursements) incurred by an Indemnitee in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding, upon receipt by the Company of an undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 4.7.

(c) The indemnification provided by this Section 4.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, as a matter of law or otherwise, and shall continue as to an Indemnitee who has ceased to serve in the indemnified capacity and shall inure to the benefit of the heirs, successors, assigns and legal representatives of an Indemnitee.

(d) The Company may purchase and maintain insurance, on behalf of the Manager, the Manager and/or such other Persons as the Manager shall determine, against any liability that may be asserted against or expense that may be incurred by such Person in connection with the Company's activities, regardless of whether the Company would have the power to indemnify such Person against such liability under the provisions of this Agreement.

(e) An Indemnitee shall not be denied indemnification in whole or in part under this Section 4.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

(f) The provisions of this Section 4.7 are for the benefit of the Indemnitees, their heirs, successors, assigns and legal representatives and shall not be deemed to create any rights for the benefit of any other Persons.

4.8. *Liability of Indemnitees*.

(a) No Indemnitee shall be liable to the Company or any other Member for losses sustained or liabilities incurred as a result of any act or omission if such Indemnitee acted in good faith and in a manner reasonably believed by the Indemnitee to be in, or not opposed to, the best interests of the Company, or for errors of judgment, neglect or omission; provided, however, that an Indemnitee shall be liable for its willful misconduct or gross negligence.

(b) Any member of the Manager or the Manager may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents or representatives, and shall not be responsible for any misconduct or negligence on the part of any agent or representative appointed by them in good faith.

ARTICLE V

RIGHTS AND OBLIGATIONS OF INVESTING MEMBERS

5.1. *Liability of Investing Members*. No Investing Member, in such capacity, shall have any personal liability for the debts and obligations of the Company, except as provided in this Agreement or the LLC Act

5.2. *No Participation in Management*. No Investing Member, in his or her capacity as an Investing Member, shall take part in the operation, management or control of the Company's business, transact any business for or on behalf of the Company or have any power to execute documents for or otherwise act for or bind the Company.

5.3. *Outside Activities*. Except as provided by Section 5.9 hereof, any Investing Member shall be entitled to and may have business interests and engage in business activities outside those relating to the Company. Neither the Company nor any of the other Members shall have any rights by virtue of this Agreement in or with respect to any business ventures of any other Member outside those of the Company.

5.4. *Withdrawal of Capital*. No Investing Member shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent of distributions made pursuant to this Agreement or upon dissolution as provided herein .

5.5. *Inspection Rights*.

(a) Each Investing Member shall have the right, for a purpose reasonably related to such Investing Member's own personal interest, subject to such reasonable standards (including standards governing what information and documents are to be furnished, at what time and location and at whose expense, including concerns involving privacy) as may be adopted by the Manager, to obtain from the Manager from time to time upon reasonable demand:

   (i)   true and full information regarding the status of the business and financial condition of the Company;

   (ii)   properly after becoming available, a copy of the Company's federal, state and local income tax returns for each year;

   (iii)   a copy of this Agreement and the Certificate of Formation and all amendments thereto; and

   (iv)   such other information regarding the affairs of the Company as is just and reasonable.

(b) Notwithstanding the provisions of Section 5.5(a), the Manager may keep confidential from the Investing Members for such period of time as the Manager deems reasonable any information that the Manager reasonably believes to be in the nature of trade secrets or other information the disclosure of which the Manager in good faith believes is not in the best interests of the Company or which the Company is required by law or by agreement to keep confidential.

5.6. ***Consent Rights of Investing Members***.

    (a) The Investing Members shall have the right to Consent with respect to the following matters, which matters shall not be engaged in or taken by the Company or the Manager unless the requisite Consent of the Investing Members is obtained:

        (i) any dilution of their Membership Interest subsequent to the closing of the Offering;

        (ii) a conversion by the Manager of its Membership Interest in excess of the limitations provided in Section 6.2(b); or

        (iii) consent to the continuation of the Company without dissolution and to the appointment of a successor Manager as provided in Section 7.1(b).

    (b) Except as referenced in Section 5.6(a), the Investing Members shall not have any right to vote or otherwise grant or withhold Consent a with respect to Company matters.

    (c) Notwithstanding any provision of this Agreement to the contrary, no Consent shall be required in connection with a transfer made pursuant to Section 6.2(b) of this Agreement.

5.7. ***Effect of Bankruptcy, Death or Incompetency of the Manager***. The bankruptcy, death, dissolution, termination or adjudication of incompetency of the Manager shall not cause the dissolution or termination of the Company and the business of the Company shall continue. Upon any such occurrence, the legal representative of such Manager shall have the rights of such Manager for the purpose of settling its estate or property, and such power as the Manager possessed to transfer its Membership Interest. The transfer by any such legal representative of any Membership Interest shall be subject to all of the restrictions hereunder to which such transfer would have been subject if made by the bankrupt, deceased, dissolved, terminated or incompetent Manager.

5.8. ***Confidentiality; Non-Circumvention***. The Investing Members shall be legally bound to the non-disclosure of information obtained directly or indirectly from the Manager, its agents or affiliates, regarding the business of the Company and shall not disclose to any third party any information regarding the same without written consent from the Manager. The Investing Members further agree not to circumvent, avoid, bypass, obviate or compete with the Company or the Manager in the pursuit of the business purpose of the Company, directly or indirectly, without obtaining a mutually agreed written waiver from the Manager, for a period of two (2) years following the date the Investing Member is admitted to the Company as a Member. The Investing Members further agree that the Company and/or Manager shall be immediately and irreparably harmed by the violation of any of the foregoing provisions and that damages the Company and/or Manager will suffer may be difficult or impossible to measure. Therefore, upon any threatened, actual or impending violation of this Section of the Agreement, the Company and/or Manager shall be entitled to the issuance of a restraining order, preliminary and permanent injunction, without bond, restraining or enjoining such alleged violation by an Investing Member or such Member's agent's or representatives or any other person in receipt of information disclosed in violation of this Section of the Agreement. Such remedy to the Manager or Company shall be in addition to and not in limitation of any other remedy which may otherwise be available at law or in equity in the event of any breach of the provisions of this Section of the Agreement. No failure or delay by the Manager or Company in exercising any right, power, or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or future exercise thereof of any right, power, or privilege hereunder.

ARTICLE VI

TRANSFERS OF INTERESTS; WITHDRAWALS

6.1. *Transfer*.

(a) The term "transfer", when used in this Article VI or elsewhere in this Agreement with respect to a Membership Interest, shall mean the sale, assignment, transfer, pledge, encumbrance, hypothecation, exchange, gift or other disposition of all or any portion of a Membership Interest, or any interest therein (including a transfer occurring by operation of law).

(b) No Membership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article VI. Any transfer or purported transfer of a Membership Interest not made in accordance with this Article VI shall be null and void.

6.2. *Transfers by the Manager*.

(a) The Manager may transfer all or any part of the Membership Interest held by it as Manager. Any proposed transferee of all or any part of the interest of a Manager shall, except as provided in Section 6.2(b) of this Agreement, below, as a condition to such transfer, agree to become an additional or successor Manager of the Company. In connection with such transfer, such additional or successor Manager shall execute a counterpart of this Agreement, evidencing its agreement to serve as Manager and to be bound by all of the terms and conditions hereof. Such transferee shall be deemed to be admitted as an additional or successor Manager immediately prior to the effective time of the subject transfer, and, together with all remaining Investing Members, shall continue the business of the Company without dissolution. the Manager shall cause the Certificate of Formation to be amended to reflect the admission of the new Manager and, as may be applicable, the withdrawal of the prior Manager by reason of a transfer of its entire Membership Interest as Manager.

(b) Notwithstanding the foregoing provision, the Manager may, at any time, convert part or all of its Preferred Hybrid Equity Investing Membership Interest in the Company into a Common Equity Unit and assign and transfer the same to one or more non-managing Persons.

6.3. *Withdrawal or Removal of the Manager*.

(a) The Manager covenants and agrees that it will not voluntarily withdraw as Manager of the Company for the term of the Company, subject to its right to transfer its Membership Interest as Manager pursuant to Section 6.2.

(b) The Manager may be removed, and a successor Manager elected, if and only if (i) a court of competent jurisdiction finds the Manager to be guilty of a criminal act or to have committed a willfully fraudulent act; and (ii) a Unanimous Vote is obtained for such removal. In order to be valid, any such action for removal of the Manager must be taken within forty-eight (48) hours of entry of final judgment and must also provide for the election of a successor Manager. Such removal shall be deemed effective immediately subsequent to the admission of the successor Manager. Such successor Manager, together with all then remaining Investing Members, shall continue the Company without dissolution. Further, such successor Manager shall execute a counterpart of this Agreement, evidencing its agreement to serve as Manager and to be bound by all of the terms and conditions hereof, and the Manager shall cause the Certificate of Formation to be amended to reflect the admission of the successor Manager and the removal of the prior Manager. The successor Manager shall also make the payment to the removed Manager required under Section 6.3(c).

(c) The removed Manager shall, in respect of its former Membership Interest as Manager which shall be succeeded to by the successor Manager, promptly receive from its successor in exchange for its Membership Interest as Manager an amount in cash equal to the fair market value of the removed Manager's Membership Interest, determined as of the effective date of removal. The removed Manager shall, as of the effective date of its removal, cease to share in any allocations or distributions with respect to its Membership Interest. For purposes of this Section 6.3(c), the fair market value of the removed Manager's Membership Interest shall be determined by agreement between the removed Manager and its successor or, failing agreement within thirty (30) days after the effective date of removal, by an independent appraiser or other independent expert selected by the removed Manager and its successor. If such parties cannot agree upon one independent appraiser or other independent expert within forty-five (45) days after the effective date of removal, then both the removed Manager and its successor shall have independent appraisals conducted at their own expense. Such appraisals shall then be averaged together to determine the amount to be paid by the successor Manager. In making their determination, such appraiser(s) or other independent expert shall consider the value of the Company's assets and such other factors as it may deem relevant. The expense of engaging the independent appraiser(s) or other independent expert that determines fair market value shall be borne one-half by the Company and one-half by the removed Manager.

6.4. *Event of Withdrawal of the Manager*.

(a) Upon the occurrence of an Event of Withdrawal of the Manager, but excluding a withdrawal of the Manager in connection with a permitted transfer under Section 6.2, such Person shall cease to be the Manager and the Membership Interest held by it as Manager shall be deemed redeemed by the Company simultaneously with the occurrence of the withdrawal. The withdrawing Manager shall be entitled to receive the fair value of its redeemed Membership Interest, determined in the same manner as referenced in Section 6.3(c); provided that references in Section 6.3(c) to the removed Manager shall be deemed references to the withdrawn Manager and references to the successor Manager shall be deemed references to the Company; and provided, further, that if the withdrawal was in violation of this Agreement, the redemption price of the withdrawn Manager's Membership Interest will equal eighty percent (80%) of the fair market value thereof.

(b) If at the time of the withdrawal of the Manager as referenced in Section 6.4(a) the withdrawn Manager was not the sole Manager, then the remaining Manager shall continue the business of the Company without dissolution. If, on the other hand, the withdrawn Manager was the sole remaining Manager, then the Company shall dissolve unless the Investing Members elect to continue the business of the Company with a successor Manager as provided in Section 7.1(b).

6.5. *Transfers by Investing Members*.

(a) No Investing Member shall transfer all or any part of its Membership Interest without the prior written consent of the Manager. the Manager will not consent to any such transfer if the effect of the same, when taken together with other transfers of Membership Interests during the preceding twelve (12) months, would be to cause the Company to terminate within the meaning of Section 708 of the Code, or if in the opinion of the Manager, such transfer would require registration of Membership Interests under federal or securities laws of applicable jurisdictions or would result in a violation of federal or securities laws of applicable jurisdictions (including investment suitability standards).

(b) No transferee of all or any part of the Membership Interests of an Investing Member shall be admitted to the Company as a substitute Investing Member unless: (i) the Manager have consented to such substitution, the granting or denial thereof to be within the sole discretion of the Manager; (ii) the transferee has executed a counterpart of this Agreement and such other instruments as the Manager deem necessary or appropriate to confirm the undertaking of such transferee to be bound by all of the terms and provisions of this Agreement; (iii) all expenses, including attorneys' fees, incurred by the Manager or the Company in connection with the subject transfer shall have been paid or reimbursed by the transferor or transferee; (iv) the Company shall have been provided with a copy of the written instrument of transfer; and (v) the Manager shall have caused the transferee's admission as a substitute Investing Member to be reflected in the records of the Company. A transferee that is not admitted as a substitute Investing Member shall have only the economic rights of an assignee as provided in the LLC Act, and such transferee shall not otherwise possess or have the right to exercise any of the rights of an Investing Member hereunder or under the LLC Act

6.6 ***Withdrawal of an Investing Member***. No Investing Member shall have the right to withdraw from the Company prior to the dissolution and winding up of the Company, except in connection with a permitted transfer of its entire Membership Interest.

6.7 ***Redemption***. The Company may redeem Units on any terms as may be deemed acceptable to the parties.

ARTICLE VII

DISSOLUTION AND LIQUIDATION

7.1. ***Dissolution***.

(a) Subject to Section 7.1(b), the Company shall be dissolved and its affairs wound up and terminated upon the first to occur of the following events:

(i) Unless otherwise determined prudent by the Manager, the Manager's decision to sell all, or substantially all, of the Company's assets or the decision of the Manager to cause the Company's participation in a Roll-Up transaction;

(ii) a Unanimous Vote to remove the Manager without appointing a successor; or

(iii) the occurrence of an Event of Withdrawal of the Manager (other than by reason of a transfer pursuant to Section 6.2 or any Event of Withdrawal of Manager in a circumstance where this Agreement provides for the continuation of the business of the Company without dissolution).

(b) Notwithstanding the provisions of 7.1(a)(iii), the Company shall not be dissolved upon the occurrence of an event described in such subsection if, within ninety (90) days after such event, a Majority in Interest of the Investing Members (or such larger group or percentage of Investing Members as required by law) agree in writing to continue the business of the Company and to the appointment, effective as of the date of withdrawal of the withdrawn Manager, of a successor Manager. In the event the business of the Company is continued without dissolution upon the occurrence of an Event of Withdrawal of Manager as described in this Section 7.1(b), then the Membership Interest of the withdrawn Manager shall be deemed redeemed and it shall be entitled to receive the redemption price thereof determined under Section 6.4(a) hereof.

7.2. ***Liquidation***. Upon dissolution of the Company, the Manager, or if there is no remaining Manager, then such Person as is appointed by the Consent of a Majority in Interest of Investing Members (the remaining Manager or Investing Members or such other Person conducting the liquidation of Company assets being referred to as the "Liquidator") shall liquidate the Company's assets within such reasonable period and upon such terms, price and conditions as are determined by the Liquidator. The terms of this Agreement shall continue to govern the rights and obligations of the Investing Members and the conduct of the Company business during the period of winding up the Company affairs. The Liquidator, if other than the Manager, shall have and may exercise, without further authorization or consent of Investing Members, all of the powers conferred upon the Manager under the terms of this Agreement (including, without limitation, the powers of attorney granted under Section 1.7) to the extent necessary or desirable in the good faith judgment of the Liquidator to carry out the duties and functions of the Liquidator hereunder for and during such period of time as shall be reasonably required in the good faith judgment of the Liquidator to complete the winding up and liquidation of the Company. The Liquidator shall liquidate the assets of the Company, and apply and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of applicable law:

(a) to creditors, including Investing Members who are creditors, to the extent otherwise permitted by law, in satisfaction of the liabilities of the Company (whether by payment or by the establishment of reserves of cash or other assets of the Company for contingent liabilities in amounts, if any, determined by the Liquidator to be appropriate for such purposes), other than liabilities for distributions to Investing Members and former Investing Members under applicable provisions of the LLC Act;

(b) to Investing Members and former Members in satisfaction of liabilities for distributions under applicable provisions of the LLC Act; and

(c) to the Investing Members in accordance with the positive balances of their respective Capital Accounts (determined after allocating all income, gain, deduction, loss and other like items arising in connection with the liquidation of Company assets and otherwise making all Capital Account adjustments required by Sections 3.2(a) or 3.2(b)).

7.3. ***Distribution in Kind***. Notwithstanding the provisions of Section 7.2 which require the liquidation of the assets of the Company, if on dissolution of the Company the Liquidator determines that a prompt sale of part or all of the Company's assets would be impractical or would cause undue loss to the value of Company assets, the Liquidator may defer for a reasonable time (up to three (3) years) the liquidation of any assets, except those necessary to timely satisfy liabilities of the Company (other than those to Investing Members), and/or may distribute to the Members, in lieu of cash, as tenants in common undivided interests in such Company assets as the Liquidator deems not suitable for liquidation. Any such in-kind distributions shall be made in accordance with the priorities referenced in Section 7.2 as if cash equal to the fair market value of the distributed assets were being distributed. Any such distributions in kind shall be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any joint Limited Liability Company Agreements or other agreements governing the operation of such properties at such time. The Liquidator shall determine the fair market value of any property distributed in kind using such reasonable methods of valuation as it may adopt.

7.4. ***Cancellation of Certificate of Formation***. Upon the completion of the distribution of Company property as provided in Sections 7.2 and 7.3, the Company shall be terminated, and the Liquidator shall cause the cancellation of the Certificate of Formation and all qualifications of the Company as a limited liability company and shall take such other actions as may be necessary to terminate the Company.

7.5. ***Return of Capital***. No Manager or Manager shall be liable for the return of the Capital Contributions of the other Investing Members, or any portion thereof, it being expressly understood that any such return shall be made solely from Company assets.

7.6. ***Waiver of Partition***. Each Investing Member hereby waives any rights to partition of the Company's property.

ARTICLE VIII

AMENDMENT OF AGREEMENT; MEETINGS; RECORD DATES; CONSENTS

8.1. ***Amendments to be Adopted Solely by Manager***. The Manager, without need for the Consent of any Investing Member, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file, and record whatever documents may be required in connection therewith, to reflect:

    (a)   a change in the name of the Company, the registered office or registered agent of the Company, or the location of the principal place of business of the Company;

    (b)   the admission, substitution or withdrawal of Investing Members in accordance with this Agreement;

    (c)   a change that the Manager has determined is necessary or appropriate (i) to qualify or register, or continue the qualification or registration of, the Company as a limited liability company (or a partnership in which the Investing Members and the Manager have limited liability) under the laws of any jurisdiction or (ii) to ensure that the Company will not be treated as an association taxable as a corporation for federal, state, local or foreign income tax purposes; or

    (d)   a change that (i) the Manager have determined is desirable and in the interests of the Company and the Investing Members as a whole and that does not adversely affect the Investing Members in any material respect, or (ii) is necessary or desirable in the opinion of the Manager to satisfy any requirements, conclusions, or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any federal or state statute.

8.2. ***Amendment Procedures***. Except as provided in Sections 8.1 and 8.3 of this Agreement, all amendments to this Agreement shall be adopted in accordance with the following requirements: (i) amendments to this Agreement may be proposed only by the Manager; (ii) if an amendment is proposed, the Manager shall seek the Consent of the requisite Membership Interests of the Investing Members; (iii) a proposed amendment shall be effective upon its approval by the Manager and a Majority in Interest of the Investing Members unless a greater percentage is required by this Agreement; and (iv) the Manager shall notify all Investing Members upon final adoption of any such proposed amendment.

8.3. ***Special Amendment Requirements***. Notwithstanding the provisions of Sections 8.1 and 8.2 of this Agreement, no provision of this Agreement that establishes a percentage of the Investing Members required to take any action shall be amended in any respect that would have the effect of reducing such Consent requirement, unless such amendment is approved by Consent of Investing Members whose aggregate Membership Interests constitute not less than the voting requirement sought to be reduced. This Section 8.3 shall only be amended with the approval of the Manager and a Unanimous Vote.

8.4. ***Meetings***. The Manager may call a meeting of the Investing Members at any time to consider any matter on which the Investing Members are entitled to Consent pursuant to the terms of this Agreement or the LLC Act Investing Members owning greater than fifty percent (50%) of the Membership Interests held by all Investing Members may also call a meeting by delivering to the Manager a request in writing stating that the signing Investing Members desire to have a meeting of Investing Members called with respect to a matter upon which Investing Members have the right to Consent and indicating the specific purposes for which the meeting is to be called. Investing Members requesting a meeting shall specify the Investing Members and their respective Membership Interests on whose behalf the Investing Members are exercising the right to call a meeting and only those specified Investing Members and Membership Interests shall be counted for the purpose of determining whether the required percentage of Investing Members set forth in the proceeding sentence has been met. A meeting, whether called by the Manager at their volition or upon the request of Investing Members, shall be held at a time a place determined by the Manager on a date not more than sixty (60) days after the mailing of notice of the meeting. Notice of a meeting which is requested by Investing Members shall be mailed within thirty (30) days after receipt by the Manager of such request (or such longer period as reasonably may be required for the Manager to comply with the requirements of any applicable securities laws).

8.5. *Voting Procedures*.

(a) For purposes of determining the Investing Members entitled to notice of or to vote at a meeting of the Investing Members or to give Consents without a meeting as provided in Section 8.7, the Manager may set a Record Date which, in the case of a meeting, shall not be less than ten (10) days nor more than sixty (60) days before the date of the meeting.

(b) Any Investing Member shall be entitled to vote at a meeting in person or by proxy. the Manager may establish policies regarding the period of time for which a proxy may be valid, the manner of executing or otherwise granting proxies, the manner for delivery of proxies and like matters. Except as otherwise determined pursuant to policies adopted by the Manager, the law of the State of Delaware pertaining to the validity and use of corporate proxies shall govern the validity and use of proxies given by Investing Members.

(c) Any Investing Member may waive the requirement of the regular call and notice of meetings, or any other Consent requirement, whether before or after the meeting is held or the Consent given.

(d) The Manager shall have full power and authority concerning the manner of conducting any meeting of the Investing Members or solicitations of Consents in writing, including, without limitation, the determination of persons entitled to vote, the existence of a quorum, the conduct of voting or the manner of solicitation of Consents, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or the written Consent solicitation process. The Manager may designate a person to serve as chairman of any meeting and a person to take the minutes of any meeting, in either case, including, without limitation, a partner, member, manager, director or officer of a Manager. The Manager may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Investing Members or solicitations of Consents in writing, including regulations regarding the appointment and duties of inspectors of votes and Consents, the submission and examination of proxies and other evidence of the right to vote, and the giving or revocation of Consents in writing.

8.6. *Quorum; Adjournments*. A Majority in Interest of the Investing Members represented in person or by proxy shall constitute a quorum at a meeting of Investing Members; provided that any action requiring approval of a specified vote of Investing Members hereunder shall require at least such specified affirmative vote. In the absence of a quorum, any meeting of Investing Members may be adjourned from time to time by the affirmative Consent of Investing Members who are holders of a majority of the Membership Interests represented either in person or by proxy. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than forty-five (45) days. At the adjourned meeting, the Company may transact any business which might have been transacted at the original meeting. If the adjournment is for more than forty-five (45) days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article VIII.

8.7. ***Action Without a Meeting***. Any action that may be taken at a meeting of the Investing Members may be taken without a meeting if Consents in writing setting forth the action so taken are signed by Investing Members who are record holders of not less than the minimum Membership Interests that would be necessary to authorize or take such action at a meeting at which all the Investing Members were present and voted. Prompt notice of the taking of action without a meeting shall be given to all Investing Members who have not consented in writing. Whether Consents are solicited by or on behalf of the Manager or by any other Person, the Manager may specify that any written ballot submitted to Investing Members for the purpose of taking any action without a meeting shall be returned to the Company within the time, not less than fifteen (15) calendar days, specified by the Manager. Further the Manager in any such circumstance may identify a Record Date for determining Investing Members entitled to consent in writing. If Consent to the taking of any action by the Investing Members is solicited by any Person other than by or on behalf of the Manager, the written Consents shall have no force and effect unless and until (i) they are deposited with the Company in care of the Manager and (ii) such person shall have coordinated such solicitation with the Manager so that the Manager shall have had the opportunity to make determinations of policies, regulations, procedures, Record Dates and the like with respect to such solicitation and such matters shall have been complied with (it being understood that such actions by the Manager shall be taken in a timely manner and shall be exercised in the interest of the Company and the Investing Members for the purpose of achieving the orderly and balanced conduct of a Consent solicitation process).

ARTICLE IX

GENERAL PROVISIONS

9.1. ***Addressees and Notices***. Any notice, demand, request or report required or permitted to be given or made to an Investing Member under this Agreement shall be in writing and shall be delivered in person, by first class mail, by e-mail to the e-mail address of such Investing Member in the Company's records, by nationally recognized overnight courier or by registered or certified mail, return receipt requested, to the Investing Member at his address as shown on the records of the Company (regardless of any claim of any Person who may have an interest in any Membership Interest by reason of an assignment or otherwise). It is the express obligation of all Members to ensure that the Company has valid and current addresses on file for notice purposes. Neither the Company nor its Affiliates may be held liable for returned or undelivered communications.

9.2. ***Titles and Captions***. All article and section titles and captions in this Agreement are for convenience only, shall not be deemed part of this Agreement, and in no way shall define, limit, extend, or describe the scope or intent of any provisions hereof. Except as specifically provided otherwise, references to "Articles" and "Sections" are to Articles and Sections of this Agreement.

9.3. ***Pronouns and Plurals***. Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine, or neuter forms, and the singular form of nouns, pronouns, and verbs shall include the plural and vice versa.

9.4. ***Binding Effect***. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

9.5. ***Integration***. This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

9.6. ***Waiver***. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or of any covenant, agreement, term or condition. Any Investing Member by an instrument in writing may, but shall be under no obligation to, waive any of its rights or any conditions to its obligations hereunder, or any duty, obligation or covenant of any other Investing Member, but no waiver shall be effective unless in writing and signed by the Investing Member making such waiver. No waiver shall affect or alter the remainder of the terms of this Agreement but each and every covenant, agreement, term and condition hereof shall continue in full force and effect with respect to any other then existing or subsequent breach.

9.7. *Counterparts*. This Agreement may be executed in counterparts, all of which together shall constitute one agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart.

9.8. *DELAWARE LAW APPLICABLE*. ALL MATTERS IN CONNECTION WITH THE POWER, AUTHORITY AND RIGHTS OF THE MEMBERS AND ALL MATTERS PERTAINING TO THE OPERATION, CONSTRUCTION, INTERPRETATION OR ENFORCEMENT OF THIS AGREEMENT SHALL BE GOVERNED AND DETERMINED BY THE INTERNAL LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAWS.

9.9. *DELAWARE JURISDICTION*. EACH MEMBER (A) HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF ANY COURT OF THE STATE OF DELAWARE OR THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE FOR THE PURPOSES OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT WHICH IS BROUGHT BY OR AGAINST THE FUND OR ANY MEMBER, (B) HEREBY IRREVOCABLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH SUIT, ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN ANY SUCH COURT AND (C) TO THE EXTENT THAT IT HAS ACQUIRED, OR HEREAFTER MAY ACQUIRE, ANY IMMUNITY FROM THE JURISDICTION OF ANY SUCH COURT OR FROM ANY LEGAL PROCESS THEREIN, HEREBY WAIVES SUCH IMMUNITY TO THE FULLEST EXTENT PERMITTED BY LAW. EACH MEMBER HEREBY WAIVES, AND HEREBY AGREES NOT TO ASSERT, IN ANY SUCH SUIT, ACTION OR PROCEEDING, IN EACH CASE TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY CLAIM THAT (i) IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF ANY SUCH COURT, (ii) IT IS IMMUNE FROM ANY LEGAL PROCESS, (iii) ANY SUCH SUIT, ACTION OR PROCEEDING IS BROUGHT IN AN INCONVENIENT FORUM, (iv) VENUE OF ANY SUCH SUIT, ACTION OR PROCEEDING IS IMPROPER OR (v) THIS AGREEMENT MAY NOT BE ENFORCED IN OR BY SUCH COURT. EACH MEMBER AGREES THAT PROCESS AGAINST IT IN CONNECTION WITH ANY SUIT, ACTION OR PROCEEDING FILED IN ANY SUCH REFERENCED COURT ARISING OUT OF OR RELATING TO THIS AGREEMENT MAY BE SERVED ON IT, BY MAILING THE SAME TO SUCH MEMBER BY REGISTERED MAIL, RETURN RECEIPT REQUESTED, ADDRESSED TO SUCH MEMBER AT ITS ADDRESS FOR NOTICES UNDER THIS AGREEMENT, WITH THE SAME EFFECT IN EITHER CASE AS THOUGH SERVED UPON SUCH PERSON PERSONALLY.

9.10. *Invalidity of Provisions*. If any provision of this Agreement is declared or found to be illegal, unenforceable, or void, in whole or in part, then the parties shall be relieved of all obligations arising under such provision, but only to the extent that it is illegal, unenforceable or void, it being the intent and agreement of the parties that this Agreement shall be deemed amended by modifying such provision to the extent necessary to make it legal and enforceable while preserving its intent or, if that is not possible, by substituting therefor another provision that is legal and enforceable and achieves the same objectives.

9.11. *Incorporation by Reference*. This Agreement has been executed by the Investing Members set forth on Schedule A by the signing of the Subscription Agreement as set forth in the Memorandum. It is agreed that the executed copy of such Subscription Agreement may be attached to an identical copy of this Agreement together with the Subscription Agreements which may be executed by other Investing Members, all of which shall be incorporated into this Agreement as if fully set forth herein.

9.12. *Ratification*. The Investing Member whose signature appears upon a true and correct copy of the Subscription Agreement as set forth in the Memorandum is hereby deemed to have specifically adopted, approved, and agreed to be legally bound by every provision in this Agreement.

9.13. *Incorporation by Reference*. Every exhibit, schedule, and other appendix attached to this Agreement and referred to herein is hereby incorporated into this Agreement by reference.

* * * * *

(signature page follows)

SIGNATURES

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.

CLASS M MEMBER AND MANAGER:

LA Geothermal Energy Corp
a California corporation

By: _____   Effective Date: October 21, 2025
Cornelius Rogers, CEO

INVESTING MEMBERS:

All Investing Members now and hereafter admitted as Investing Members, pursuant to powers now and hereafter executed in favor of, and granted and delivered to, the Manager.

LA Geothermal Energy Corp
as agent

By: _____   Effective Date: October 21, 2025
Cornelius Rogers, CEO

EXHIBIT C: SUBSCRIPTION DOCUMENT

GREEN ENERGY ESTATE FUND LLC

a Delaware limited liability company

REGULATION CF SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER WWW.GREENENERGYFUNDREGCF.COM, THE WEB-BASED PLATFORM (THE "PLATFORM") MAINTAINED BY ANDES CAPITAL GROUP, LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(e). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: Green Energy Estate Fund LLC
      1008 W. Avenue M-14, Suite A#13
      Palmdale, CA 93550

Ladies and Gentlemen:

1. Subscription.

(a)   The undersigned ("**Subscriber**") hereby subscribes for and agrees to purchase common membership interests ("**Common Equity Unit(s)**") and preferred membership interests (the "**Preferred Hybrid Equity Unit(s)**" collectively, the "**Units**" or in the singular, a "**Unit**"), of **Green Energy Estate Fund LLC,** a Delaware limited liability company (the "Company"), at a purchase price of **$1,000.00** per Common Equity Unit (the "**Per Common Equity Unit Price**") and **$1,000.00** per Preferred Hybrid Equity Unit (the "**Per Preferred Hybrid Equity Unit Price**"), upon the terms and conditions set forth herein. The rights of the Units are as set forth in Articles of Organization, the Operating Agreement and any description of the Units that appears in the Offering Materials is qualified in its entirety by such document.

(b)   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Units Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d)   The aggregate number of Units sold shall not exceed one thousand two hundred thirty-five (1,235 (the "**Oversubscription Offering**")). The Company may accept subscriptions until February 9, 2027 (the "**Termination Date**"). Providing that subscriptions for fifty hundred (50) Units are received (the "**Minimum Offering**"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "**Closing Date**").

(e)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Units (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Units shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Units in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Units shall be received by Encore Bank (the "**Escrow Facilitator**") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Facilitator shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Units owned by undersigned reflected on the books and records of the Company and verified by Colonial Stock Transfer, (the "**Transfer Agent**"), which books and records shall bear a notation that the Units were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a public benefit corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   Issuance of the Units. The issuance, sale and delivery of the Units in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Units, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

(d)   Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Units) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   Financial statements. Complete copies of the Company's financial statements meeting the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC under the Securities Act (the "Financial Statements") have been made available to the Subscriber and appear in the Form C and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The auditing firm, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC.

(g)   Proceeds. The Company shall use the proceeds from the issuance and sale of the Units as set forth in the Offering Materials.

(h)   Litigation. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4.   Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Units subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

(a)   Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   Investment Representations. Subscriber understands that the Units have not been registered under the Securities Act. Subscriber also understands that the Units are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c)   Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Units and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Units on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Units. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Units. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Units.

(d)   Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Units pursuant to this Subscription Agreement, it shall not transfer such Units except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e)   Investment Limits. Subscriber represents that:

(i) Subscriber meets the definition of Accredited Investor under Rule 501 as set forth in Appendix A; or

(ii) Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, including investor fees if any, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed the greater of (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(iii) Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, including investor fees if any, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed 10% of the greater of its annual income or net worth, and does not exceed $124,000.

Subscriber represents that to the extent it has any questions with respect to its status as an accredited investor, or the application of the investment limits, it has sought professional advice.

(f)   Member information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a Member (or potential Member) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Units, it will require the transferee of such Units to agree to provide such information to the Company as a condition of such transfer.**

(g)   Company Information.   Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Form C. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h)   Valuation. The Subscriber acknowledges that the price of the Units was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Units may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j)   Foreign Investors.   If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Units or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Units, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Units.   Subscriber's subscription and payment for and continued beneficial ownership of the Units will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5.   Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

6.   Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT

JURISDICTION LOCATED WITHIN THE DELAWARE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS.   THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT.   IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

7.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

> If to the Company, to:
>
> Green Energy Estate Fund LLC

1008 W. Avenue M-14, Suite A#13
Palmdale, CA 93550

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

8.   Miscellaneous.

(a)   All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b)   This Subscription Agreement is not transferable or assignable by Subscriber.

(c)   The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d)   None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e)   In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f)   The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g)   This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h)   The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i)　　The terms and provisions of this Subscription Agreement, specifically Sections 4(f), 5, 6, and 7 of this Subscription Agreement, shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall acknowledge, agree, and be bound by the representations and warranties of Subscriber, and the terms of this Subscription Agreement.

(j)　　The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(k)　　This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(l)　　If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Units shall be immediately subject to this Subscription Agreement, to the same extent that the Units, immediately prior thereto, shall have been covered by this Subscription Agreement.

(m)　　No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

9. Subscription Procedure. Each Subscriber, by providing his or her information, including name, address and subscription amount, and clicking "accept" and/or checking the appropriate box on the Platform ("Online Acceptance"), confirms such Subscriber's information and his or her investment through the Platform and confirms such Subscriber's electronic signature to this Subscription Agreement. Each party hereto agrees that (a) Subscriber's electronic signature as provided through Online Acceptance is the legal equivalent of his or her manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by Subscriber, (b) the Company's acceptance of Subscriber's subscription through the Platform and its electronic signature hereto is the legal equivalent of its manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by the Company and (c) each party's execution and delivery of this Subscription Agreement as provided in this Section 9 establishes such party's acceptance of the terms and conditions of this Subscription Agreement.

APPENDIX A

An accredited investor, as defined in Rule 501(a) of the Securities Act of 1933, as amended, includes the following categories of investor:

(1) Any bank as defined in section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act of 1940; any insurance company as defined in section 2(a)(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(2) Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

(3) Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, or limited liability company, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

(4) Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

(5) Any natural person whose individual net worth, or joint net worth with that person's spouse or spousal equivalent, exceeds $1,000,000.

> (i) Except as provided in paragraph (5)(ii) of this section, for purposes of calculating net worth under this paragraph (5):

(A) The person's primary residence shall not be included as an asset;

(B) Indebtedness that is secured by the person's primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and

(C) Indebtedness that is secured by the person's primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

(ii) Paragraph (5)(i) of this section will not apply to any calculation of a person's net worth made in connection with a purchase of securities in accordance with a right to purchase such securities, provided that:

(A) Such right was held by the person on July 20, 2010;

(B) The person qualified as an accredited investor on the basis of net worth at the time the person acquired such right; and

(C) The person held securities of the same issuer, other than such right, on July 20, 2010.

(6) Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

(7) Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in §230.506(b)(2)(ii); and

(8) Any entity in which all of the equity owners are accredited investors;

(9) Any entity, of a type of not listed in paragraphs (1), (2), (3), (7), or (8), not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

(10) Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status.

(11) Any natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act;

(12) Any "family office," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):

(i) With assets under management in excess of $5,000,000,

(ii) That is not formed for the specific purpose of acquiring the securities offered, and

(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; and

(13) Any "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in paragraph (12) of this section and whose prospective investment in the issuer is directed by such family office pursuant to paragraph (12)(iii).

EXHIBIT D: CERTIFICATE OF FORMATION

State of Delaware
Limited Liability Company
Certificate of Formation

1. **First:** The name of the limited liability company is Green Energy Estate Fund, LLC (the "Company").

2. **Second:** The address of its registered office in the State of Delaware is 8 The Green STE B, Dover, DE 19901. The Registered Agent at such address is Northwest Registered Agent Services Inc.

3. **Third:** The Company shall indemnify to the fullest extent permitted by the Delaware Limited Liability Company Act any person or entity who was or is a party or is threatened to be made a party to any threat, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he, she or it was a Member, Officer or Manager of the Company.

[Signature page follows]

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:25 PM 07/02/2025
FILED 04:25 PM 07/02/2025
SR 20253260929 - File Number 10249100

In Witness whereof, the undersigned has executed this Certificate of Formation of Green Energy Estate Fund, LLC this 26th day of June 2025.

Cornelius Rogers

Cornelius Rogers, Organizer

EXHIBIT E: "TESTING THE WATER" MATERIALS

The Green Energy Estate Fund: A Green Energy Real Estate Revolution Begins in Palmdale, California

Green energy real estate investment is no longer a niche—it's the future of wealth-building, housing security, and sustainable living. In Palmdale, California, a bold new development is rewriting the rules of modern real estate and attracting attention from **accredited investors, non-accredited investors, and qualified institutional buyers** nationwide.

Welcome to **Green Energy Estate Fund**—a pioneering capital-raising initiative launching a **79-acre, fully gated, energy-independent community** designed for the next 100 years of living, investing, and resilience.

Why Green Energy Real Estate Is Exploding in 2025




PV
Grid
Power optimizers
Backed-up loads
Loads
DC
Energy meter
StorEdge single phase inverter
AC
AC
Battery pack
Monitoring platform
DC
1
2
3

With rising utility costs, grid instability, wildfire threats, and stricter California energy mandates, traditional housing is rapidly becoming obsolete. Smart investors are shifting capital toward **100% energy-independent homes** that eliminate monthly electric bills while increasing long-term asset value.

This is the core thesis behind the Green Energy Estate Fund:

- **Zero electric bill properties**
- **Energy-independent gated community**
- **Future-proof real estate assets**
- **Sustainable real estate development 2025**

Palmdale, CA—positioned at the edge of Greater Los Angeles growth—is emerging as a strategic hub for this next-generation real estate evolution.

A 79-Acre Master-Planned Green Energy Community

This development spans **79 acres in Palmdale, California (93550)** and is engineered as a **self-sustaining, high-security, luxury community**—not just a housing project.

Community-level features include:

- Fully gated perimeter with **controlled entry & exit**
- **24-hour trained security guards**
- **Autonomous drone patrols operating day and night**
- Infrastructure designed for long-term scalability and resilience

This is not suburban sprawl. This is **energy-independent community design** built for investors who think decades ahead.

INNOARC™ 3-Story Modern Green Energy Homes

At the heart of the project are **INNOARC™ architect-designed, 3-story modern green energy homes and townhomes**, blending luxury, technology, and fortress-level durability.

Each residence includes:

- Private **luxury elevator**
- Contemporary architectural design
- Built for **energy independence, safety, and longevity**
- Optimized for owner-occupants and high-value rental demand

This is **modern sustainable housing** reimagined as a premium asset class.

Zero Electric Bills Through Advanced Energy Systems





Every home is engineered to eliminate monthly utility dependency using integrated clean-energy systems:

- **Tesla solar panels**
- **Tesla Powerwall battery storage**
- **Geothermal HVAC heating & cooling**
- High-efficiency all-electric systems

These **Tesla solar panel homes in California** are designed to operate independently of the grid—delivering true **zero electric bill properties** and long-term operating cost advantages.

Steel-Built. Bulletproof. Earthquake-Ready.



Unlike conventional wood-frame construction, every structure is built using **LIVIO Steel manufacturing systems**, including:

- Steel framing
- Steel exterior and interior wall panels
- Steel floors and steel roofs

Security & resilience features include:

- Bulletproof 1st-floor windows
- Bulletproof front, back, and patio glass doors
- Earthquake-resistant windows on 2nd & 3rd floors
- Fire, rot, and pest resistance

This is **bulletproof home construction** engineered for California's real-world risks.

Why Palmdale, California Is the Smart Capital Play

SUBJECT PROPERTY

Palmdale California real estate investment offers a rare intersection of:

- Proximity to Los Angeles
- Expanding infrastructure
- Lower land acquisition costs
- Strong demand for sustainable housing
- Alignment with California's clean-energy future

As energy regulations tighten and urban density increases, Palmdale stands out as a **next-frontier market** for institutional-grade green developments.

Investment Opportunity: The Future of Real Estate

The Green Energy Estate Fund is actively engaging:

- **Accredited investors**
- **Non-accredited investors**
- **Qualified Institutional Buyers (QIBs)**

This is not speculative hype—it's a **green energy investment fund** positioned at the intersection of real estate, infrastructure, and clean technology.

Learn More or Inquire Today

If you are a serious investor seeking exposure to:

- **Green energy real estate investment**
- **Energy-independent gated communities**
- **Zero electric bill housing assets**
- **Sustainable real estate development in California**

Visit **www.greenenergyestatefund.com**
☐ **Office:** 661-507-7927

This $0 Electric Bill Secret Is Changing Real Estate Forever

And Why Smart Investors Are Paying Attention to the Green Energy Estate Fund

For decades, real estate investors have accepted one unavoidable truth: rising utility costs eat away at property value, cash flow, and long-term affordability.

That assumption is now obsolete.

A new class of **100% energy-independent real estate** is emerging—properties engineered from the ground up to eliminate electric bills entirely. And in California, where grid instability, rolling blackouts, and aggressive green-energy mandates are accelerating change, this shift isn't optional. It's inevitable.

At the center of this transformation is **The Green Energy Estate Fund**, a private real-estate development initiative launching a **79-acre gated, energy-independent community in Palmdale, California**—designed not just to comply with the future, but to dominate it

GREEN ENERGY FUND PPM

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The Hidden Cost Traditional Real Estate Can't Fix

The average U.S. household spends **$1,800–$3,600 per year on electricity**. Over a 20-year holding period, that's **$30,000 to $60,000 per home**—money that delivers zero equity, zero appreciation, and zero protection from rising rates.

At the same time, market data shows a clear shift:

- Homes with solar sell for **4%+ premiums**
- They sell **up to 20% faster**
- Energy-resilient properties outperform during downturns

Yet fewer than **3% of new developments** are designed to be fully energy independent from day one.

That gap between demand and supply is where opportunity lives.

The Green Energy Estate Fund Solution

The Green Energy Estate Fund was formed to capitalize on the convergence of:

- California's housing shortage
- Rising utility costs and grid fragility
- ESG-driven institutional capital
- Regulatory mandates favoring energy-efficient construction

The result: a **next-generation residential estate**, not traditional housing

GREEN ENERGY FUND PPM

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Every INNOARC™-designed, three-story home and townhome includes:

- **Tesla solar panels + Powerwall-class battery storage**
- **Geothermal HVAC systems**
- **All-electric infrastructure (no gas dependency)**
- **Zero electric bills by design**

This isn't reduced utility cost.
It's **utility elimination**.

Built Like a Fortress. Priced Like Luxury.

Unlike wood-frame developments vulnerable to fire, rot, and insurance risk, these homes are built with **steel-based structural systems** engineered for a **100-year durability mindset**

GREEN ENERGY FUND PPM

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Security features typically reserved for ultra-luxury assets are standard:

- Bullet-resistant first-floor glazing
- Seismic-resistant upper-level windows
- Steel framing throughout
- **24-hour drone and gated security infrastructure**

Each residence also includes **private luxury elevators**, modern architectural design, and smart-home integration—features that command premium pricing regardless of market cycles

Green Energy Estate Fund - Camp…

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Why Palmdale, California?

Palmdale sits at the intersection of **Los Angeles spillover demand**, aerospace and technology expansion, and pro-development zoning—while offering lower land costs than the coastal basin.

More importantly, California's regulatory environment doesn't threaten this project—it **protects it**.

Energy-independent, steel-constructed communities are aligned with:

- Title 24 & CALGreen mandates
- ESG investment frameworks
- Institutional durability requirements

That alignment is not accidental. It's strategic.

The Investment Opportunity

The Green Energy Estate Fund is structured as a **private placement**, offering **LLC membership interests** pursuant to Regulation D, with participation opportunities for **accredited investors, qualified institutional buyers, and other permitted participants**

GREEN ENERGY FUND PPM

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Investor capital is allocated toward:

- Land acquisition
- Engineering & entitlements
- Infrastructure and vertical construction
- Risk-managed, phase-based execution

Returns are driven by **asset development, monetization, and long-term value creation**, not speculative technology or untested concepts.

This Isn't a Trend. It's a Line in the Sand.

Energy-independent real estate isn't coming someday.
It's arriving now.

The question isn't *if* this model becomes the standard.
It's **who positioned early—and who didn't**.

The Green Energy Estate Fund is building the blueprint for the future of residential real estate—starting in Palmdale, California, and designed to scale.

Learn More

Serious investors and partners are invited to review the **Private Placement Memorandum and offering materials** directly.

☐ [**www.greenenergyfundppm.com**](http://www.greenenergyfundppm.com)
☐ **661-507-7927**

Green Energy Estate Fund
Fueling the Future of Real Estate

   **Green Energy Estate Fund PPM <greenenergyestatefundppm@gmail.com>**

The Green Energy Estate Fund – Green Energy Real Estate Development Evolution and Pioneer Movement in Palmdale, California 93550.

1 message

Green Energy Estate Fund PPM via LinkedIn <newsletters-noreply@linkedin.com>   Tue, Feb 10, 2026 at 10:14 PM
To: Green Energy Estate Fund PPM <greenenergyestatefundppm@gmail.com>

     

   **The Green Energy Estate Fund**

The Green Energy Estate Fund – Green Energy Real Estate Development
Evolution & Pioneer Movement



The Green Energy Estate Fund – Green Energy Real Estate Development Evolution and Pioneer Movement in Palmdale, California...

 Green Energy Estate Fund PPM

Read this article on LinkedIn to join the conversation

[Read on LinkedIn]

PALMDALE, CA (93550) — A new chapter in American real estate development is unfolding in Southern California. Led by CEO **Cornelius Rogers**, a metaphysical and critical thinker redefining how communities are designed, powered, and protected, **Green Energy Estate Fund** is launching a bold capital-raising campaign to accelerate what many are calling the next evolution of real estate: **100% Green Energy Independent Communities**.

This is not incremental change. This is a **pioneer movement**.

A Vision Beyond Sustainability — Total Energy Independence

At the center of this initiative is a **79-acre, master-planned gated community** in **Palmdale**, California—strategically positioned at the frontier of Southern California's growth corridor. The development features **INNOARC™ architecture-designed, three-story modern green energy homes and townhomes**, engineered from the ground up to eliminate traditional utility dependency.

Every residence is designed to be **self-sufficient, resilient, and future-proof**, combining luxury living with infrastructure-grade energy systems typically reserved for commercial or government facilities.

[**Join the conversation**]

This email was intended for Green Energy Estate Fund PPM (Chief Executive Officer @ Cornelius Rogers | Cross-functional Team Leadership)

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